Exhibit 99.1

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Financial Position

(Unaudited)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	€658,136	€1,522,006
Trade and other receivables	1,724,583	344,362
Trade and other receivables – related parties	4,183	7,321
Inventory	15,842	8,399
Deposits and prepayments	70,690	19,656
Loan receivable	301,047	311,171
Current assets of discontinued operations	—	733,019
Total current assets	2,774,481	2,945,934
Non-current assets:
Property, plant and equipment, net	59,327	31,135
Goodwill	10,074,379	75,469
Intangible assets	15,280,978	780,863
Investment accounted for using the equity method	—	2,500,000
Non-current assets of discontinued operations	—	3,784,892
Total non-current assets	25,414,684	7,172,359
Total Assets	€28,189,165	€10,118,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables	€6,516,787	€1,302,613
Trade and other payables – related parties	384,299	162,180
Contract liabilities and deferred revenue	309,078	92,558
Loan payable	6,320	6,297
Shareholder loans	2,487,792	—
Bank overdraft	128,076	—
Current liabilities of discontinued operations	—	2,654,711
Total current liabilities	9,832,352	4,218,359
Non-current liabilities:
Trade and other payables	4,788,639	763
Deferred tax liability	4,062,239	—
Loan payable	48,106	3,166
Director loan – related party	79,018	76,554
Warrant liabilities	25,469	51,364
Contingent consideration	118,000	120,000
Non-current liabilities of discontinued operations	—	1,829,490
Total non-current liabilities	9,121,471	2,081,337
Total liabilities	18,953,823	6,299,696
Shareholders’ Equity*:
Series A Preferred Shares, nominal value US $0.005; 10,000,000 shares designated, 731,400 and 545,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	3,418	2,623
Series B Preferred Shares, nominal value US $0.005; 2,500,000 shares designated, 41,391 and zero shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	177	—
Ordinary shares – Class A, nominal value US $0.05; 5,000,000 shares authorized, 633,800 shares issued and outstanding as of June 30, 2025 and 625,800 shares issued and outstanding as of December 31, 2024	29,260	29,047
Ordinary shares – Class B, nominal value US $0.05; 25,000,000 shares authorized, 1,825,921 shares issued and outstanding as of June 30, 2025 and 1,027,514 shares issued and outstanding as of December 31, 2024	82,916	46,480
Subscription receivable	(42,660)	—
Foreign exchange reserve	328,636	91,123
Capital reserves	20,202,133	14,181,733
Accumulated deficit	(11,592,784)	(10,372,176)
Brera Holdings shareholders’ equity	9,011,096	3,978,830
Non-controlling interest	224,246	(160,233)
Total Shareholders’ Equity	9,235,342	3,818,597
Total Liabilities and Shareholders’ Equity	€28,189,165	€10,118,293

*	On June 24, 2025, the Company effected a one-for-ten share split of its Class A and Class B Ordinary Shares. All share and per-share information presented in these interim financial statements has been retrospectively adjusted to reflect the impact of the share split for all periods presented. The number of authorized shares and par value per share remain unchanged following the split.

See accompanying notes to the interim condensed consolidated financial statements.

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Loss and Other Comprehensive Income

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	June 30, 2025	June 30, 2024

CONTINUING OPERATIONS
Revenue	€273,530	€460,961
Revenue – related parties	—	31,239
Cost of revenue	8,704	28,263
Gross profit	264,826	463,937

Operating expenses:
General and administrative expense	3,719,616	1,934,487
General and administrative expense – related parties	632,034	1,362,346
Total operating expenses	4,351,650	3,296,833

Operating loss from continuing operations	(4,086,824)	(2,832,896)

Other income (expense):
Net fair value gain and loss on financial assets at fair value through profit and loss
Non-related parties	—	2,389
Related parties	—	—
Change in fair value of warrant liability	23,077	(19,389)
Finance costs
Non-related parties	(356)	—
Related parties	(72,783)	—
Gain on remeasurement of previously held interest	2,042,272	—
Other income
Non-related parties	151,739	215,712
Related parties	—	—
Income related to change in fair value of contingent consideration	78	—
Total other income	2,144,027	198,712

Loss before income taxes from continuing operations	(1,942,797)	(2,634,184)
Provision for income taxes	—	—
Net loss from continuing operations	(1,942,797)	(2,634,184)

Loss from discontinued operations, net of tax	(710,822)	(553,817)

Net loss	€(2,653,619)	€(3,188,001)

Attributable to the Company	€(2,023,535)	€(2,916,990)
Attributable to non-controlling interest	€(630,084)	€(271,011)

Other comprehensive income (loss):
Foreign currency translation adjustments	237,513	16,921
Total comprehensive loss	€(2,416,106)	€(3,171,080)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	627,833	704,780
Ordinary shares – Class B	1,269,152	523,769

Net loss per share from continuing operations – basic and diluted:
Ordinary shares – Class A	€(0.69)	€(1.92)
Ordinary shares – Class B	€(0.69)	€(1.92)

Net loss per share from discontinued operations – basic and diluted:
Ordinary shares – Class A	€(0.37)	€(0.45)
Ordinary shares – Class B	€(0.37)	€(0.45)

See accompanying notes to the interim condensed consolidated financial statements.

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Series A		Series B		Class A		Class B			Foreign			Non-
	Preferred Shares		Preferred Shares		Ordinary Shares		Ordinary Shares		Subscription	Exchange	Capital	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserve	Reserves	Deficit	Interest	Equity*

Balance as of December 31, 2024	545,000	€2,623	—	€—	625,800	€29,047	1,027,514	€46,480	€—	€91,123	€14,181,733	€(10,372,176)	€(160,233)	€3,818,597
Shares issued for cash	186,400	795	41,391	177	—	—	207,407	9,034	(42,660)	—	2,111,879	—	—	2,079,225
Shares issued for services	—	—	—	—	—	—	171,000	7,824	—	—	912,574	—	—	920,398
Related party debt exchange agreement	—	—	—	—	8,000	213	—	—	—	—	42,449	—	—	42,662
Shares issued for acquisition of Juve Stabia	—	—	—	—	—	—	420,000	19,578	—	—	3,710,155	—	—	3,729,733
Share options	—	—	—	—	—	—	—	—	—	—	85,158	—	—	85,158
Equity contribution by NCI	—	—	—	—	—	—	—	—	—	—	—	—	69,403	69,403
Obligation to issue shares	—	—	—	—	—	—	—	—	—	—	(38,888)	—	—	(38,888)
Exchange difference arising from translation	—	—	—	—	—	—	—	—	—	237,513	—	—	—	237,513
Derecognition of discontinued business											(802,927)	802,927	462,242	462,242
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	482,918	482,918
Net loss for the period	—	—	—	—	—	—	—	—	—	—	—	(2,023,535)	(630,084)	(2,653,619)
Balance as of June 30, 2025	731,400	€3,418	41,391	€177	633,800	€29,260	1,825,921	€82,916	€(42,660)	€328,636	€20,202,133	€(11,592,784)	€224,246	€9,235,342

Balance as of December 31, 2023	—	€—	—	€—	770,000	€35,988	396,000	€18,425	€(935)	€119,006	€8,299,880	€(5,944,630)	€416,758	€2,944,490
Share options	—	—	—	—	—	—	—	—	—	—	85,158	—	—	85,158
Shares issued for services	—	—	—	—	—	—	106,500	4,974	—	—	780,432	—	—	785,406
Shares converted from Class A to Class B	—	—	—	—	(160,000)	(7,473)	160,000	7,473	—	—	—	—	—	—
Exchange difference arising from translation	—	—	—	—	—	—	—	—	—	16,921	—	—	—	16,921
Loss for the period	—	—	—	—	—	—	—	—	—	—	—	(2,916,990)	(271,011)	(3,188,001)
Balance as of June 30, 2024	—	€—	—	€—	610,000	€28,515	662,500	€30,872	€(935)	€135,927	€9,165,470	€(8,861,620)	€145,747	€643,976

*	On June 24, 2025, the Company effected a one-for-ten share split of its Class A and Class B Ordinary Shares. All share and per-share information presented in these interim financial statements has been retrospectively adjusted to reflect the impact of the share split for all periods presented. The number of authorized shares and par value per share remain unchanged following the split.

See accompanying notes to the interim condensed consolidated financial statement

BRERA HOLDINGS PLC

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	June 30, 2025	June 30, 2024
Cash flows from operating activities:
Net loss	€(2,653,619)	€(3,188,001)
Net loss from discontinued operations	(710,822)	(553,817)
Net loss from continuing operations	(1,942,797)	(2,634,184)
Adjust net loss for items not involving cash:
Depreciation on property, plant and equipment	2,238	2,309
Amortization of intangible assets	61,101	39,671
Fair value (gain) loss on financial assets at fair value through profit and loss	-	(2,389)
Credit losses, loan receivable	82,361	-
Credit losses, trade and other receivables	198,102
Change in fair value of warrant liabilities	(25,895)	19,389
Share-based compensation – services	920,398	785,406
Share-based compensation – options	85,158	85,158
Gain on previously held interest in acquired entity	(2,042,272)	-
Interest incurred on debt	2,257	(4,609)
Interest incurred on debt, related party	72,783	-
Change in contingent consideration	(2,000)	56,000
Debt conversion	42,662	-
Changes in non-cash working capital items:
Trade and other receivables	569,131	(212,053)
Trade and other receivables – related parties	3,138	(60,075)
Inventory	(7,443)	(16,368)
Deposits and prepayments	(43,805)	(8,251)
Contract liabilities and deferred revenue	76,905	(71,570)
Loan receivable	(69,774)	19,514
Trade and other payables	(590,792)	99,299
Trade and other payables – related parties	149,340	(3,548)
Net cash (used in) operating activities from continuing operations	(2,459,204)	(1,906,301)
Net cash provided by (used in) operating activities from discontinued operations	(701,452)	171,979
Net cash (used in) operating activities	(3,160,656)	(1,734,322)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(3,100,277)	-
Purchase of property, plant and equipment	(976)	(2,334)
Proceeds from financial assets at fair value through profit and loss	-	286,436
Net cash provided by (used in) investing activities from continuing operations	(3,101,253)	284,102
Net cash (used in) investing activities from discontinued operations	(32,539)	(205,925)
Net cash provided by (used in) investing activities	(3,133,792)	78,177

Cash flows from financing activities:
Proceeds from sale of ordinary shares	2,121,885	-
Proceeds from direct loan with related party	2,394,175	-
Change in bank overdraft	126,915
Contribution from minority interest member	69,403
Partial repayment of debt	(6,814)	2,064
Net cash provided by financing activities from continuing operations	4,705,564	2,064
Net cash provided by (used in) financing activities from discontinued operations	487,500	(108,909)
Net cash provided by (used in) financing activities	5,193,064	(106,845)

Net (decrease) in cash	(1,101,384)	(1,762,990)
Cash, beginning of period	1,522,006	2,176,793
Effect of foreign exchange rate changes	237,514	18,032
Cash from continuing operations, end of the period	€658,136	€431,835

Supplemental cash flow disclosures:
Cash paid for interest	€-	€-
Cash paid for income taxes	€-	€-

See accompanying notes to the interim condensed consolidated financial statement

BRERA HOLDINGS PLC

Notes to Interim Condensed Consolidated Financial Statements

Note 1 – General information and reorganization transactions

Brera Holdings PLC (FKA Brera Holdings Limited) (“Brera Holdings”, “we”, or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

The sole subscriber to the incorporation constitution of the Company was Goodbody Subscriber One Limited which subscribed for one (1) ordinary share for EUR1.00. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by the Company reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

On June 24, 2025, the Company announced a 1-for-10 reverse share split of the Company’s ordinary shares, wherein the 50,000,000 Class A Ordinary Shares, nominal value $0.005, would become 5,000,000 Class A Ordinary Shares, nominal value $0.05, and the 250,000,000 Class B Ordinary Shares, nominal value $0.005, would become 25,000,000 Class B Ordinary Shares, nominal value $0.05. See Note 2 Reverse Share Split for more information.

In addition, on June 24th, 2025, the Company has designated two series of Preferred Shares, Series A with 10,000,000 authorized shares and Series B with 2,500,000 authorized shares. See Note 15 for more information regarding these two series of Preferred Shares.

Business

Our business strategy is to develop a “Global Sports Group” portfolio of professional football clubs. Under our Global Sports Group structure, we intend to acquire top-division sporting teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in Union of European Football Associations (“UEFA”) and potentially other regional competitions. To that end, we made the following acquisitions.

Segment Reporting

The Company determines its operating segment based on how its chief operating decision maker (“CODM”) manages the business, makes operating decisions, including the allocation of resources, and assesses operating performance. The Company’s CODM is the Chief Executive Officer, who reviews the Company’s operating results on a consolidated basis

Acquisition of FKAP

In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev (“FKAP”) (the “FKAP Acquisition”). FKAP is located in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC. Under the FKAP Acquisition, we agreed to pay a total of EUR742,000 for the 90% ownership along with contingent consideration of a number of restricted Class B Ordinary Shares of the Company based on a formula set out in the FKAP Acquisition agreement.

The FKAP Acquisition continues our strategy of developing a “Global Sports Group” portfolio of professional sporting clubs, and we believe that FKAP, with both its football club and deep and talented roster of players, is an ideal strategic fit as we expand our portfolio.

In June 2024, we established a joint stock company for the North Macedonian women’s football club Tiverija Stumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of FKAP.

See Note 3 for further information concerning the FKAP Acquisition.

Acquisition of UYBA

In July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,000 for the 51% ownership. As part of the UYBA Acquisition, Giuseppe Pirola, UYBA’s chairman and minority shareholder, agreed to continue as chairman of UYBA’s board of directors.

During the six months ended June 30, 2025, we determined that UYBA, being a volleyball team, did not fit within our strategy to develop a group of professional football clubs and, as such, we decided to sell UYBA. On June 17, 2025, we entered into a Private Agreement under which we sold our entire interest to Selene Sas Di Immobiliare, Luna Srl for the sale price of €1 (one). In addition, the advertising concession agreement entered into between Brera Milano and UYBA was terminated with a one-time payment by the Company to UYBA of EUR175,000.

See Note 4 for further information concerning the sale of UYBA.

Acquisition of Juve Stabia

On December 9, 2024 the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager SS Juve Stabia SpA (“Juve Stabia” or “the Club”), through share capital and reserve increases in the Club (the “Juve Stabia Acquisition”). The Juve Stabia Acquisition consisted of both payments of cash and issuances of our Nasdaq-listed shares in a multi-step process that will gives the Company a total of approximately 52% of the issued and outstanding share capital of Juve Stabia after the acquisition, with the Company owning approximately 22%, 35%, 38%, and 52% of the share capital as a result of each step, respectively. The final closing for the Juve Stabia Acquisition took place on June 20, 2025.

See Note 3 for further information concerning the Juve Stabia Acquisition.

Note 2 – Summary of Material Accounting Policies

Standards Issued and Not Yet Adopted

Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.

In May 2024, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.

Reverse Share Split

On May 21, 2025, our board of directors approved a 1-for-10 reverse share split of our ordinary shares, wherein the 50,000,000 Class A Ordinary Shares (nominal value $0.005 each) will be consolidated into 5,000,000 Class A Ordinary Shares (nominal value $0.05 each) and the 250,000,000 Class B Ordinary Shares (nominal value $0.005 each) will be consolidated into 25,000,000 Class B Ordinary Shares (nominal value $0.05). Shareholder approval for the reverse share split was obtained at an extraordinary general meeting on June 14, 2025, and our Class B Ordinary Shares began trading on a split-adjusted basis on Nasdaq on June 26, 2025. The reverse share split was intended to enable our Company to regain compliance with the minimum bid price requirement for continued listing on Nasdaq.

All outstanding securities entitling their holders to acquire Class A or Class B Ordinary Shares were adjusted as a result of the reverse share split. All Class A and Class B Ordinary Shares and per share data including basic and diluted earnings per share calculations are retrospectively restated to give effect to the reverse share split for all periods presented herein.

Basis of Presentation and Consolidation

These interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC). Our year end is December 31. These interim condensed consolidated financial statements include the accounts of the parent company and its subsidiaries constituting the Company. All intercompany transactions and balances have been eliminated.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2024 and for the year then ended included in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2024 (the “2024 Annual Report”), filed May 28, 2025.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The Company re-assesses whether or not it controls an investee on a periodic basis, and they are deconsolidated from the date that control ceases.

The interim consolidated statements of financial position have been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The interim consolidated statements of profit or loss and comprehensive income have been prepared based on the function of the expenses.

The interim consolidated statements of cash flows have been prepared using the indirect method.

The interim condensed consolidated financial statements present all amounts rounded to the nearest Euro (“EUR” or “€”), unless otherwise stated. They also present comparative information in respect to previous periods.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies.

All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the constituent companies in the Company.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Brera FC	Italy	July 31, 2023	100% (via Brera Milano Srl)
Fudbalski Klub Akademija Pandev	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)
SS Juve Stabia SpA	Italy	July 25, 2003	52% (via Brera Holdings PLC)
Tiverija Brera AD Strumica	Macedonia	June 13, 2024	100% (via Fudbalski Klub Akademija Pandev)
UYBA Volley S.s.d.a.r.l	Italy	June 7, 2002	Interest sold effective June 17, 2025 (via Brera Holdings PLC)

Reclassification

During the preparation of the June 30, 2025 financial statements, the Company identified a misclassification related to grant revenue previously presented within “Revenue” in the prior period’s financial statements. The amount of EUR178,472, which represented non-recurring grant income, has been reclassified from “Revenue” to “Other income” to better reflect its nature. This reclassification had no impact on total comprehensive income, equity, or cash flows for the comparative period. The comparative figures have been adjusted accordingly to ensure consistent presentation between periods.

Functional and Presentation Currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These interim condensed consolidated financial statements are presented in euro (the Company’s presentation currency).

Entity	Functional Currency
Brera Holdings. PLC	United States dollar (“USD”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
SS Juve Stabia SpA	Euro (“EUR”)
Tiverija Brera AD Strumica	Macedonian Denar

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of each the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet and at historical rates for equity.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Liquidity and Capital Resources

In early 2022, Russia’s invasion of Ukraine created volatility across global commodity and equity markets and contributed to a sharp increase in global inflation. Central banks have responded by raising interest rates, which has in turn tightened financial conditions worldwide. The Board of Directors continues to monitor these macroeconomic developments and work closely with advisers to ensure the ongoing stability and efficient operation of the business.

During the six months ended June 30, 2025, the Company incurred a net loss of EUR2,653,619 and used EUR3,160,656 of cash in operating activities. As of that date, the Company had shareholders’ equity of EUR9,235,342 and a working capital deficit of EUR7,057,871. These factors initially raised uncertainty regarding the Company’s ability to continue as a going concern.

In accordance with IAS 1, Presentation of Financial Statements, management assessed whether events or conditions existed that could give rise to substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the reporting date.

Subsequent to June 30, 2025, on September 18, 2025, the Company completed a PIPE (Private Investment in Public Equity) financing, entering into securities purchase agreements to issue approximately 58,005,516 Class B Ordinary Shares and 8,661,152 pre-funded warrants, generating gross proceeds of approximately USD 300 million. The warrants are exercisable over a 36-month period, and the offering proceeds may be paid in cash, USD Coin (USDC), Tether (USDT), or SOL. The Company also agreed to file a registration statement within 30 days to register the resale of these securities.

Management has prepared cash flow projections for the twelve-month period following the issuance of these financial statements. Based on these projections, even after considering repayment of all outstanding debt obligations, the Company will maintain more than sufficient liquidity to fund operations and meet its obligations as they become due.

Accordingly, management has concluded that the successful completion of the September 2025 financing alleviates the substantial doubt that previously existed regarding the Company’s ability to continue as a going concern.

Historical Cost Convention

The interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Judgements and Estimates

The preparation of these interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities:

-	Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit loss (“ECL”) (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions, future general economic conditions).

-	Fair value measurements of options and warrants, including the significant assumptions used in determining their fair value.

-	Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets and for measuring impairment of intangibles.

-	Assessment of the lease term of lease liabilities depending on whether the Company is reasonably certain to exercise the extension options.

Business Combinations

The Company accounts for business combinations using the guidance in IFRS 3, Business Combinations. The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred.

●	liabilities incurred to the former owners of the acquired business.

●	equity interests issued by the Company.

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are costs the Company incurs to affect a business combination. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

The excess of (a) the consideration transferred, (b) the amount of any non-controlling interest in the acquired entity, and (c) the acquisition date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our Company had cash equivalents of EUR658,136 and EUR1,522,006 as of June 30, 2025 and or December 31, 2024, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	—	Unobservable inputs which are supported by little or no market activity. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

For assets and liabilities, such as cash, trade and other receivables, deposits and prepayments, loans receivable, trade and other payables, Contract liabilities and deferred revenue, lease liabilities, loans payable, and income tax payable maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of assets and liabilities that are recognized and measured at fair value in the financial statements as of June 30, 2025 and December 31, 2024 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
	EUR	EUR
June 30, 2025
Non-current Liabilities:
Loan payable	—	48,106
Director loan – related party	—	79,018
Contingent consideration	—	118,000

December 31, 2024
Non-current Liabilities:
Director loan – related party	—	76,554
Loan payable	—	3,166
Contingent consideration	—	120,000

Financial Risk Factors

Our Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and trade and other receivables.

As of June 30, 2025, one customer accounted for 10% of the Company’s trade and other receivables and at December 31, 2024, one customer accounted for more than 10% of the Company’s trade and other receivables. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures for extending credit terms to customers and monitoring their credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and trade and other receivables. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash in the traditional banks in Italy, balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (EUR100,000) are at risk. For cash in non-traditional banks (e.g. Wise Europe SA), the whole amount of the cash balance is at risk since it is not insured by the government.

As of June 30, 2025 and December 31, 2024, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to EUR175,054 and EUR1,454,144, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

The Company’s current credit risk-grading framework comprises the following categories:

Category	Description	Basis of recognizing estimated credit loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are performed based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company performs an impairment assessment under the ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to an impairment assessment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient funds to meet liabilities when due. We also manage liquidity risk by continuously monitoring actual and budgeted expenses.

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect our income or the value of our holdings of financial instruments. We have limited exposure to any market risk.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Company in the current reporting period and future years. Our primary interest rate relates to interest-bearing long-term borrowings. At this time, the Company only has fixed rate loans so any interest rate change would have no effect. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

The Company’s primary interest rate relates to interest-bearing long-term borrowings. The interest rate and terms of repayment of bank loans are disclosed in note 13 of these interim condensed consolidated financial statements.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars, euros, and denars, which are the functional currencies for the Company and subsidiaries. The reporting currency of the interim condensed consolidated financial statements is euros. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Property, Plant and Equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the interim condensed consolidated statements of financial position at original cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fixtures	5
Office equipment and software	5
Motor vehicles	10
Building	20
Other	5

Impairment on Property, Plant and Equipment and Right-of-Use Assets

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated to determine the extent of the impairment loss, if any.

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation because of a past event, it is probable that an outflow of resources will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Share-Based Compensation

The Company grants share options and awards to the Company’s directors, officers, employees, and consultants. In accordance with IFRS 2 Share-Based Payments, the fair value of each option or award is calculated on the grant date.

The fair value of share options is measured using the Black-Scholes pricing model whereas the fair value of share awards is determined based on the most recent trading price of the relevant shares. The resulting cost of share options or awards is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of profit or loss over the vesting period. Where share options or awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche’s vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of profit or loss with a corresponding increase to reserves based on the number of options or awards expected to vest. Consideration paid for the shares on the exercise of share options is credited to capital shares. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Financial Instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets are transactions that require delivery of assets within the time frame established by regulation or convention in the marketplace. Purchases or sales of financial assets are recognized and de-recognized on a trade date/settlement date basis.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at a fair value through profit or loss are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets takes into account the following factors:

(i) Amortized cost and interest income

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through comprehensive income. Interest income is calculated by applying the effectfive interest rate to the gross carrying amount of a financial asset.

(ii) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is considered when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Regardless of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(iii) Definition of default

The Company considers for internal credit risk management purposes, and based on historical experience, that an event of default will have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iv) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that a debtor is having significant financial difficulty or it is becoming probable that the debtor will enter bankruptcy.

(v) Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has begun bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(vi) Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received. The difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, loans from shareholders and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Revenue From Contracts with Customers

The Company enters into services agreements and statements of work with customers, also known as contracts, which set out the details of the work streams for each project to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations.

Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

A contract asset represents the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Company’s unconditional right to consideration, i.e., only the passage of time is required before payment of that consideration is due.

A contract liability represents the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

The Company’s performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Revenue is recorded either over time or at a point in time, depending on when control is transferred to the customer.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

In 2023, the Company transitioned its business model into acquiring and operating professional sports teams worldwide. The principal activities of the Company for the year ended December 31, 2023 were advertising and sponsorships associated with the operation of its international sports teams.  This business model continued into the six months ended June 30, 2025. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements.

The categories of the majority of our revenue during the six-month periods ended June 30, 2025 and 2024 are as follows:

●	Advertising and Sponsorships – we entered into advertising and sponsorship agreements which typically are for 1 to 3 years. Our performance obligation under these agreements is to display sponsors’ name and image at contractually agreed to events. We recognize revenue over the terms of the agreements in line with the performance obligations included within each agreement based on the sponsorship rights enjoyed by the sponsor. In instances where the rights remain the same over the duration of the agreement, revenue is recognized as performance obligations are satisfied evenly over time, i.e. on a straight-line basis. Recognizing revenue in this category requires significant estimation and judgment.

●	Ticketing – we sold tickets to our sporting events both for an entire season and on a single ticket basis. For any tickets, we recognized revenue at the time the ticket is sold.

●	Youth League – we operated volleyball schools for younger ages. We recognize revenue over the school term.

●	Store – we sold merchandise at events. We recognize revenue at point of sale.

●	Player Transfers – we occasionally entered into transfer agreements, commercial partner agreements and other contracts. A transfer is a business transaction between two clubs which sees a player move from one club to the other. If a player is under contract, the club wishing to secure his or her services are usually expected to pay compensation - otherwise known as a transfer fee.

The Company has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company accounts for leases under the guidance of IFRS 16. For leases entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Company under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the consolidated statements of financial position.

Right-of-use assets

The cost of right-of-use assets includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are amortized on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase cost of goods, direct labor. Costs of purchases inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are accounted for on a first-in-first-out (FIFO) basis.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the interim condensed consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset is realized or the liability is settled, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

As of June 30, 2025, the Group did not recognize any deferred tax assets in respect of tax loss carryforwards and deductible temporary differences due to the uncertainty regarding the availability of future taxable profits against which such deferred tax assets could be utilized.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 11 for further information about the Company’s trade receivables.

Trade And Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Intangible Assets:

Goodwill

Goodwill is monitored by management at the level of each operating segment. The fair values of net tangible assets and intangible assets acquired are based on preliminary valuations, and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date). Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Management has assessed that goodwill is not impaired as of June 30, 2025, and it will continue to be tested for impairment annually or more frequently if indicators of impairment arise.

Intangible assets

Player Contracts, Broadcasting Rights, Brands, and Customer Relationships were acquired as part of a business combination. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis as follows:

Player contracts	2 years (FKAP) & 3 years (Juve Stabia)
Brands	Indefinite
Broadcasting rights	5 years (FKAP) & 7 years (Juve Stabia)
Season ticket holders (Customer relationships)	4 years (Juve Stabia)
Advertising	4 years (Juve Stabia)

Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs of disposal and (ii) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Management performed an assessment for indicators of impairment as of June 30, 2025, in accordance with IAS 34.15–15C and IAS 36. No new indicators of impairment were identified during the period, and there have been no significant changes in key assumptions used in the most recent annual impairment assessment.

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions.

Investments And Other Financial Assets

Classification

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Purchases and sales of financial assets are recognized on trade date, being the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses), and impairment expenses are presented as separate line item in the statement of profit or loss.

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in Other Comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at Fair Value through Profit and Loss (“FVPL”) are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at Fair Value Through Other Comprehensive Income (“FVOCI”) are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loans

Loans are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the loans using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Note 3 — Acquisitions

Acquisition of FKAP

In April 2023, the Company acquired 90% of Fudbalski Klub Akademija Pandev (“FKAP”), a North Macedonian first-division football club, for total consideration of €600,000 in cash. As part of the contingent consideration, the Company agreed to issue restricted Class B Ordinary Shares to Goran Pandev over a ten-year period beginning December 31, 2023, based on a formula linked to FKAP’s annual net income and player-transfer and UEFA-related revenues.

Details of the purchase consideration:

Acquisition Date
EUR
Cash purchase	600,000
Contingent consideration	142,000
Total purchase consideration	742,000

As of June 30, 2025 and December 31, 2024, the fair value of the contingent consideration was EUR118,000 and EUR120,000, respectively, reflected in non-current liabilities in the Condensed Consolidated Statements of Financial Position. These amounts were estimated by reviewing FKAP’s historic income levels for use in calculating the present value of their future cash flows, on which the contingent consideration is based.

Accounting policy choice for non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in FKAP, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

Acquisition of UYBA

As stated in Note 1, in July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,500 for the 51% ownership.

Accounting policy choice for non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in UYBA, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

On June 17, 2025, we disposed of UYBA. See Note 4 for more information.

Acquisition of Juve Stabia

On June 20, 2025, Brera Holdings completed the acquisition of a 52% equity interest in S.S. Juve Stabia S.r.l. (“Juve Stabia”), a professional football club organized in Italy.

Pursuant to a Share Purchase Agreement (“the XX Settembre Agreement”) with XX Settembre Holding S.r.l. (the “Seller”), Brera agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager S.S. Juve Stabia S.r.l. (“Juve Stabia” or “the Club”) through share capital and reserve increases in the Club occurring between December 2024 and June 2025. The consideration consists of both payments of cash and issuances of the Company’s Nasdaq-listed shares in a multi-step process, with the aggregate purchase price structured as follows:

●	First Closing – On December 31, 2024, the Company issued 320,000 Class B Ordinary Shares, valued at $6.50/share, currency converted at $1.04/EUR (21.74% acquired):

●	EUR500,000 cash to Juve Stabia

●	EUR2,000,000 (approximately US$2,087,000) in shares (of which EUR1,000,000 issued to Juve Stabia and EUR1,000,000 issued to XX Settembre)

●	Second Closing – On January 10, 2025, the Company issued 240,000 Class B Ordinary Shares, valued at $6.50/share, currency converted at $1.04/EUR (ownership increased to 34.61%):

●	EUR500,000 cash to Juve Stabia

●	EUR1,500,000 in shares (approximately US$1,560,000) (of which EUR1,000,000 issued to Juve Stabia and EUR500,000 issued to XX Settembre)

●	Third Closing – On February 11, 2025, the Company did not issue any Class B Ordinary Shares (ownership increased to 38.46%):

●	EUR500,000 cash to XX Settembre

●	Final Closing – On June 20, 2025, the Company issued 180,000 Class B Ordinary Shares, valued at $6.50/share, currency converted at $1.04/EUR (ownership increased to 52%):

●	EUR2,250,000 cash (€1,000,000 to Juve Stabia; €1,250,000 to XX Settembre)

●	EUR1,125,000 (approximately US$1,170,000) in shares to XX Settembre

The total purchase consideration for the acquisition of S.S. Juve Stabia S.r.l., based on the contractual terms, amounted to EUR8,375,000, comprising EUR3,750,000 in cash and 740,000 Class B Ordinary Shares initially valued at a contractual amount of EUR4,625,000. In accordance with IFRS 3 Business Combinations, consideration transferred must be measured at its fair value as of the acquisition date. Accordingly, the Company remeasured its previously held 38.46% equity interest to fair value and recognized a gain of approximately EUR2,042,000 in profit or loss under “Gain on remeasurement of previously held interest.” After reflecting the non-controlling interest, preliminary purchase price allocation adjustments (including identifiable intangible assets and deferred tax effects), and working capital adjustments, the total purchase price allocated to the acquired net assets was EUR11,522,036.

The initial share purchase agreement for the acquisition of S.S. Juve Stabia S.r.l. included a contingent earn-out payable in shares if the Club achieved promotion. The earn-out period expired prior to the completion of the acquisition without the contingency being met; therefore, the earn-out arrangement was no longer applicable and was excluded from the purchase consideration at acquisition.

Management assessed that the acquired set of activities and assets constitutes a business as defined in IFRS 3 Appendix A, as Juve Stabia has inputs and processes capable of producing outputs. Accordingly, the transaction has been accounted for as a business combination using the acquisition method. We determined that this transaction is a business combination achieved in stages, or a step acquisition as discussed in paragraph 42 of IFRS 3. In a step acquisition, IFRS 3 defines the acquisition date as the date the acquirer obtains control of the acquiree. In a business combination effected by a sale and purchase agreement, this is generally the specified closing or completion date. While IFRS also defines control as having a majority of board seats or decision-making authority, our Company has no board seats and no decision-making authority for Juve Stabia until the final closing on June 20, 2025. Therefore, our interim consolidated financial statements include the accounts of Juve Stabia beginning on June 20, 2025. Prior to that, we accounted for our investment in Juve Stabia as an investment accounted for using the equity method.

The acquisition of Juve Stabia is expected to strengthen the Company’s presence in the European football market, enhance brand recognition, and provide access to new sponsorship, merchandising, and broadcasting opportunities.

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Juve Stabia, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

Non-controlling interest was measured at its proportionate share of the acquiree’s net identifiable assets, including deferred tax liabilities. The fair value of the identifiable net assets after deferred taxes and long-term debt was approximately EUR2,006,000. After adjusting for the EUR1,000,000 subscription investment made on the final closing date in June 2025, the adjusted balance amounted to approximately EUR1,006,000. Accordingly, non-controlling interest was determined as 48% of the adjusted net assets, or approximately EUR482,918.

IFRS 3 Purchase Price Allocation of Juve Stabia

	Provisional Purchase Price Allocation June 20, 2025
	EUR
Net Tangible Assets
Current assets	2,339,873	(*)
Current liabilities minus short term debt	(6,142,860)
Net working capital	(3,802,987)
Fixed assets, net	30,638
Other assets	7,228
Deferred tax liability	(4,062,240)
Total tangible asset allocation	(7,827,361)

Identifiable Intangible Assets
Player contracts	1,530,000
Broadcasting rights	2,600,000
Brand	8,930,000
Advertising	1,100,000
Season ticket holders	400,000
Total identifiable intangible assets	14,560,000

Implied goodwill	9,998,941
Total economic goodwill	9,998,941

Business Enterprise Value (BEV)	16,731,580

Long-term debt	(4,726,626)
Non-controlling interest	(482,918)
Total Purchase Price	11,522,036	(**)

(*)	Current assets include the cash acquired amounting to EUR149,723. The total net cash consideration related to our acquisition of Juve Stabia amounted to EUR3,600,277. The net cash consideration related to our acquisition of Juve Stabia recognized during the six months ended June 30, 2025, amounted to EUR3,100,277, as reflected in the interim condensed consolidated statement of cash flows under investing activity.

(**)	As part of the step-up acquisition, Brera Holdings obtained control of Juve Stabia on June 20, 2025, in which it previously held a non-controlling equity interest of 38.46% prior to obtaining control. In accordance with IFRS 3, the previously held investment was remeasured to its fair value of approximately EUR7,042,000 as of the acquisition date, compared to its prior carrying amount of approximately EUR5,000,000. The resulting gain of approximately EUR2,042,000 was recognized in profit or loss under “Gain on remeasurement of previously held interest”.

While the contractual consideration for the Juve Stabia acquisition totaled EUR8,375,000, the purchase price allocation (PPA) reflects higher fair values. This is because, under IFRS 3, once the Company obtained control, it was required to remeasure its previously held interest to fair value and step up all identifiable assets and liabilities of Juve Stabia to their acquisition-date fair values on a 100% basis.

As a result, the PPA represents the fair value of the entire business, not just the 51% acquired, with the non-controlling interest measured at its proportionate share of the stepped-up net assets. Consequently, the recognized intangible assets and goodwill exceed the contractual consideration, consistent with IFRS 3 consolidation requirements.

The fair values of identifiable assets and liabilities were determined using a combination of the income, market, and cost approaches depending on the nature of each asset and liability. These values are provisional and will be finalized within the measurement period as additional information becomes available. The values above represent the provisional fair values of assets acquired and liabilities assumed as of June 20, 2025, the acquisition date. These amounts may be revised within the 12-month measurement period as permitted by IFRS 3. The non-controlling interest was measured at its proportionate share of the acquiree’s identifiable net assets.

The goodwill recognized represents the expected synergies from integrating Juve Stabia into Brera’s sports operations, access to existing management expertise, and anticipated future revenue from player transfers and sponsorships. None of the goodwill is deductible for tax purposes.

Below represents the profit or loss of Juve Stabia since the acquisition date included in the interim condensed consolidated statement of profit or loss for the six months ended June 30, 2025.

June 30, 2025

Revenue	€410
Cost of revenue	—
Gross profit	410

Operating expenses:
General and administrative expense	646,827
Total operating expenses	646,827

Operating loss	(646,417)

Other income (expense):
Finance costs	(356)
Other income	44
Total other expenses, net	(312)

Loss before income taxes	(646,729)
Provision for income taxes	—
Net loss	€(646,729)

The following pro forma profit and loss of the Company for the six months ended June 30, 2025 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2025.

	Historical	Historical
	Brera Holdings PLC (**)	Juve Stabia (***)	Pro Forma Adjustments	Pro Forma Combined

CONTINUING OPERATIONS
Revenue	€273,530	€6,973,162	€—	€7,246,692
Revenue – related parties	—	—	—	—
Cost of revenue	8,704	6,573,360	—	6,582,064
Gross profit	264,826	399,802	—	664,628

Operating expenses:
General and administrative expense	3,719,616	3,707,021	566,877	7,993,514
General and administrative expense – related parties	632,034	—	—	632,034
Total operating expenses	4,351,650	3,707,021	566,877	8,625,548

Operating loss from continuing operations	(4,086,824)	(3,307,219)	(566,877)	(7,960,920)

Other income (expense):
Change in fair value of warrant liability	23,077	—	—	23,077
Finance costs	(356)	(94,654)	—	(95,010)
Finance costs - related parties	(72,783)	—	—	(72,783)
Gain on remeasurement of previously held interest	2,042,272	—	—	2,042,272
Other income	151,739	468,071	—	619,810
Income related to change in fair value of contingent consideration - related parties	78	—	—	78
Total other income, net	2,144,027	373,417	—	2,517,444

Loss before income taxes from continuing operations	(1,942,797)	(2,933,802)	(566,877)	(5,443,476)
Provision for income taxes	—	294,022	—	294,022
Net loss from continuing operations	(1,942,797)	(3,227,824)	(566,877)	(5,737,498)

Loss from discontinued operations, net of tax	(710,822)	—	—	(710,822)

Net loss	€(2,653,619)	€(3,227,824)	€(566,877)	€(6,448,320)

Attributable to the Company	€(2,023,535)	€(1,678,468)	€(294,776)	€(3,996,779)
Attributable to non-controlling interest	€(630,084)	€(1,549,356)	€(272,101)	€(2,451,541)

Other comprehensive income (loss):
Item that will not be reclassified to profit or loss:
Foreign currency translation adjustments	237,513	—	—	237,513
Total comprehensive loss	(2,416,106)	(3,227,824)	(566,877)	€(6,210,807)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	627,833			627,833
Ordinary shares – Class B	1,269,152			1,269,152

Net loss per share from continuing operations – basic and diluted:
Ordinary shares – Class A	€(0.69)			€(1.74)
Ordinary shares – Class B	€(0.69)			€(1.74)

Net loss per share from discontinued operations – basic and diluted:
Ordinary shares – Class A	€(0.37)			€(0.37)
Ordinary shares – Class B	€(0.37)			€(0.37)

(**)	Includes the profit and loss activity of Juve Stabia from June 21, 2025 to June 30, 2025

(***)	Includes the profit and loss activity of Juve Stabia from January 1, 2025 through June 20, 2025 (date of acquisition).

The following pro forma profit and loss of the Company for the six months ended June 30, 2024 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2024.

	Historical	Historical	Pro Forma	Pro Forma
	Brera Holdings PLC	Juve Stabia	Adjustments	Combined

CONTINUING OPERATIONS
Revenue	€460,961	€2,105,517	€—	€2,566,478
Revenue – related parties	31,239	—	—	31,239
Cost of revenue	28,263	2,202,505	—	2,230,768
Gross profit	463,937	(96,988)	—	366,949

Operating expenses:
General and administrative expense	1,934,487	1,668,405	603,342	4,206,234
General and administrative expense – related parties	1,362,346	—	—	1,362,346
Total operating expenses	3,296,833	1,668,405	603,342	5,568,580

Operating loss from continuing operations	(2,832,896)	(1,765,393)	(603,342)	(5,201,631)

Other income (expense):
Net fair value gain and loss on financial assets at fair value through profit and loss	2,389	—	—	2,389
Change in fair value of warrant liability	(19,389)	—	—	(19,389)
Finance costs	—	(86,143)	—	(86,143)
Other income	215,712	(40,212)	—	175,500
Total other income, net	198,712	(126,355)	—	72,357

Loss before income taxes from continuing operations	(2,634,184)	(1,891,748)	(603,342)	(5,129,274)
Provision for income taxes	—	—	—	—
Net loss from continuing operations	(2,634,184)	(1,891,748)	(603,342)	(5,129,274)

Loss from discontinued operations, net of tax	(553,817)	—	—	(553,817)

Net loss	€(3,188,001)	€(1,891,748)	€(603,342)	€(5,683,091)

Attributable to the Company	€(2,916,990)	€(983,709)	€(313,738)	€(4,214,437)
Attributable to non-controlling interest	€(271,011)	€(908,039)	€(289,604)	€(1,468,654)

Other comprehensive income (loss):
Item that will not be reclassified to profit or loss:
Foreign currency translation adjustments	16,921	—	—	16,921
Total comprehensive loss	(3,171,080)	(1,891,748)	(603,342)	€(5,666,170)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	704,780		—	704,780
Ordinary shares – Class B	523,769		740,000	1,263,769

Net loss per share from continuing operations – basic and diluted:
Ordinary shares – Class A	€(1.92)			€(1.69)
Ordinary shares – Class B	€(1.92)			€(1.69)

Net loss per share from discontinued operations – basic and diluted:
Ordinary shares – Class A	€(0.45)			€(0.45)
Ordinary shares – Class B	€(0.45)			€(0.45)

Note 4 — Disposal of UYBA

Our percentage ownership in UYBA was reduced from approximately 51% to approximately 49% on May 31, 2025 as a result of a capital infusion from minority shareholders. During the six months ended June 30, 2025, we determined that UYBA, being a volleyball team, did not fit within our strategy to develop a group of professional football clubs and, as such, we decided to sell UYBA.

On June 17, 2025, we entered into a Private Agreement with various parties under which we sold our entire interest to Selene Sas Di Immobiliare, Luna Srl “Selene”. Pursuant to the Private Agreement, among other things, (i) the Advertising Concession Agreement between Brera Milano and UYBA was terminated and no longer in effect in exchange for a payment of €175,000 from the Company to UYBA, (ii) the Company sold to its ownership share of UYBA representing approximately 49% of UYBA’s total share capital for €1.00, and (iii) the five directors appointed to UYBA’s board of directors by the Company resigned, all finalized by June 27, 2025.

In connection with the sale, the parties executed a private sale agreement that replaces all prior arrangements among Brera Holdings PLC, Brera Milano S.r.l., and UYBA S.r.l. The agreement confirms that Mr. Pirola’s personal guarantees remain his responsibility after the transfer, and that all parties have mutually waived any existing or potential claims against one another.

An assessment under IAS 24.9 was performed to determine whether Selene is a related party. Ms. Luna Pirola is the daughter of Brera board member Mr. Pirola, owns 99% of Selene. Accordingly, Selene qualifies as a related party of the Company. The transaction is deemed to have been conducted on an arm’s length basis based on the following:

-	The sale price of €1 was consistent with UYBA’s negative equity position and economic substance;

-	No preferential terms, guarantees, or side agreements were granted to the buyer;

-	The transaction was approved through appropriate governance channels;

-	The transfer occurred as part of Brera’s strategic divestment of non-core, loss-making assets.

Prior to disposal, Brera Holdings PLC settled the EUR175,000 payable owed by Brera Milano S.r.l. to UYBA. The settlement was an intercompany transaction within the Brera group, had no impact on UYBA’s net assets at the sale date, and was not part of the consideration exchanged with SELENE SAS. In accordance with IFRS 10.B98, as the settlement was unrelated to the disposal, it was excluded from the gain or loss on sale and eliminated in consolidation before deconsolidation.

As a result of the transaction, the Company lost control over UYBA, which had previously been consolidated as a subsidiary. Following the sale, the Company no longer holds any equity interest in UYBA and therefore ceased consolidating its financial results as of June 17, 2025.

At the date control was lost, UYBA had total assets of approximately EUR4.3 million and total liabilities of approximately EUR4.7 million, resulting in a net deficit position of approximately EUR365,000. See below table for details of the net deficit:

June 17, 2025
ASSETS
Current assets:
Cash	€268,129
Trade and other receivables	729,798
Inventory	3,757
Deposits and prepayments	23,869
Total current assets	1,025,553
Non-current assets:
Property, plant and equipment, net	1,003,963
Right-of-use assets, net	457,724
Goodwill	470,774
Intangible assets	1,335,174
Total assets	€4,293,188

LIABILITIES AND NET DEFICIT
Current liabilities:
Trade and other payables	€1,869,182
Trade and other payables – related parties	103,892
Deferred revenue	16,250
Lease liabilities	33,132
Loan payable	77,234
Bank overdraft	323,809
Total current liabilities	2,423,499
Non-current liabilities:
Trade and other payables	1,103,822
Lease liabilities	506,098
Loan payable	625,000
Total non-current liabilities	2,234,920
Total liabilities	€4,658,419
Net deficit	€(365,231)

The transaction resulted in a loss on disposal of EUR97,011, calculated as the difference between (i) the consideration received, (ii) the carrying amount of UYBA’s net liabilities removed from the consolidated statement of financial position, and (iii) the carrying amount of the non-controlling interest derecognized. This loss has been recognized in discontinued operations section within the condensed consolidated statement of profit or loss for the period ended January 1, 2025 through June 17, 2025.

Because the sale represented the divestment of a separate major line of business, the results of UYBA have been classified and presented as discontinued operations in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Accordingly, the Company’s consolidated statements of profit or loss for all prior periods presented have been retrospectively restated to separately present the results of continuing and discontinued operations. Comparative information in the notes to the financial statements has also been updated, where applicable, to reflect this presentation.

The sale of UYBA completed the Company’s divestment from the volleyball operations segment. The Company does not retain any ownership interest, management role, or continuing involvement in UYBA following the transaction.

See the tables below for the summary of assets and liabilities and statement of operations of UYBA classified as discontinued operations as of and for the periods presented.

December 31, 2024
ASSETS
Current assets:
Cash	€9,988
Trade and other receivables	544,660
Trade and other receivables – related parties	145,501
Inventory	3,757
Deposits and prepayments	29,113
Total current assets of discontinued operations	733,019
Non-current assets:
Property, plant and equipment, net	1,327,213
Right-of-use assets, net	507,719
Goodwill	470,774
Intangible assets	1,479,186
Total non-current assets of discontinued operations	3,784,892
Total assets of discontinued operations	€4,517,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables	€1,876,038
Trade and other payables – related parties	97,824
Deferred revenue	198,583
Lease liabilities	68,312
Loan payable	75,000
Bank overdraft	338,954
Total current liabilities of discontinued operations	2,654,711
Non-current liabilities:
Trade and other payables	1,195,276
Lease liabilities	496,714
Loan payable	137,500
Total non-current liabilities of discontinued operations	1,829,490
Total liabilities of discontinued operations	€4,484,201

	June 17, 2025	June 30, 2024

Revenue	€957,926	€762,133
Revenue – related parties	13,846	178,208
Cost of revenue	58,198	59,199
Gross profit	913,574	881,142

Operating expenses:
General and administrative expense	1,468,413	1,447,649
General and administrative expense – related parties	71,706	1,895
Total operating expenses	1,540,119	1,449,544

Operating loss from discontinued operations	(626,545)	(568,402)

Other income (expense):
Net fair value gain/(loss) on fair value through profit and loss	—	(4,000)
Net loss on disposal of subsidiary		—
Finance costs
Non-related parties	(21,924)	(36,349)
Net gain/(loss) on disposal of subsidiary	(97,011)	—
Other income	—	—
Non-related parties	34,622	54,934
Related parties	36
Total other income, net	(84,277)	14,585

Loss before income taxes from discontinued operations	(710,822)	(553,817)
Provision for income taxes	—	—
Net loss from discontinued operations	(710,822)	(553,817)

	June 17, 2025	June 30, 2024

Net cash provided by (used in) operating activities from discontinued operations	€(701,452)	€171,979
Net cash provided by (used in) investing activities from discontinued operations	€(32,539)	€(205,925)
Net cash provided by (used in) financing activities from discontinued operations	€487,500	€(108,909)

Note 5 — Financial Instruments

The following table sets forth the financial instruments as at the end of the reporting period:

	June 30, 2025	December 31, 2024
	EUR	EUR
Financial assets
Cash	658,136	1,522,006
Trade and other receivables	1,724,583	344,362
Trade and other receivables – related parties	4,183	7,321
Total trade and other receivables	1,728,766	351,683
Total financial assets	2,386,902	1,873,689

Financial liabilities
Trade and other payables	11,305,426	1,303,376
Trade and other payables – related parties	384,299	162,180
Contract liabilities and Deferred revenue	309,078	92,558
Loan payable	48,106	9,463
Director loan – related party	79,018	76,554
Total financial liabilities	12,125,927	1,644,131

Financial assets amortized cost as of June 30, 2025 and December 31, 2024 consist of:

Financial Assets at Amortized Cost	12-Month or Lifetime ECL	Gross Carrying Amount	Less Allowance	Net Carrying Amount

June 30, 2025
Trade receivables	Lifetime ECL – no credit impaired	€1,990,473	€261,707	€1,728,766
Total		€1,990,473	€261,707	€1,728,766

December 31, 2024
Trade receivables	Lifetime ECL – no credit impaired	€360,385	€8,702	€351,683
Total		€360,385	€8,702	€351,683

The movement in the allowance for expected credit losses (“ECL”) on financial assets measured at amortized cost for the period ended June 30, 2025 is summarized below:

	June 30, 2025	December 31, 2024
	EUR	EUR
Financial assets
Opening ECL Allowance	8,702	-
Increase in lifetime ECL – charged to profit or loss	253,005	8,702
Write-offs during the year (against ECL)	-	-
Total trade and other receivables	261,707	8,702

During 2025, the total credit losses recognized in profit or loss amounted to EUR280,462, which includes €198,100 for write-offs against trade receivables and €82,362 for write-offs against loans to related parties. Of this total, €280,462 was recognized directly in profit or loss, while no additional write-offs were routed through the ECL allowance during the period.

Management monitors expected credit losses on an ongoing basis, considering both historical loss experience and forward-looking information, including specific credit risk factors related to counterparties and entities within the Group. The increase in ECL during 2025 primarily reflects the recognition of expected credit losses associated with the investment in Juve Stabia following its consolidation into the Group.

Note 6 — Property, Plant and Equipment

	June 30, 2025	December 31, 2024
	EUR	EUR

Office equipment	21,563	7,550
Computer equipment	6,384	-
Furniture and fixtures	5,027	-
Motor vehicles	29,194	29,194
Leasehold improvements	5,006	-
Subtotal	67,174	36,744
Less accumulated depreciation and amortization	(7,847)	(5,609)
Net	59,327	31,135

Depreciation expense for the six-month periods ended June 30, 2025 and 2024 amounted to EUR2,238 and EUR2,309, respectively, which were included in general and administrative expenses.

Note 7 — Intangible assets

	June 30, 2025	December 31, 2024
	EUR	EUR

Customer relationships (season ticket holders)	400,000	-
Broadcasting rights/sports titles/stadium lease	11,605,000	75,000
Brand	710,000	710,000
Player contracts	1,660,000	130,000
Advertising	1,100,000	-
Subtotal	15,475,000	915,000
Less accumulated amortization	(194,022)	(134,137)
Net	15,280,978	780,863
Goodwill	10,074,379	75,469
Total	25,355,357	856,332

The total amortization expense for intangible assets for the six-month period ended June 30, 2025, was EUR61,101, compared to EUR39,671 for the same period in 2024.

The cost of and amortization methods and periods used by the Company for customer relationships, broadcasting rights and other intangible assets are disclosed in Note 2 under Intangible Assets.

The Company reviewed the useful lives and carrying amounts of its intangible assets as of June 30, 2025, and determined that no adjustments to useful lives or impairment losses were required for the period.

Note 8 — Financial assets at fair value through profit or loss

During the periods presented below, the following gains were recognized in profit or loss:

	June 30, 2025	June 30, 2024
	EUR	EUR
Fair value gains on equity investments recognized in other income		2,389

Note 9 – Loan receivable

The loan receivable amounts consist of the following:

	June 30, 2025	December 31, 2024
	EUR	EUR
Current asset
Short term loan receivable	301,047	311,171
	301,047	311,171

From time to time, the Company issued short-term loans primarily for operational purposes. The loans were extended to employees, consultants, and affiliated entities to support short-term operational needs, including funding payroll, fee advances, and other working capital requirements. The loans were unsecured, non-interest bearing, and repayable in one to two years. All operational loans were issued in the ordinary course of business to maintain uninterrupted operations.

All loans were fully settled by June 30, 2025, with the exception of those issued to Sport For Life, which remained outstanding as of the reporting date.

Note 10 — Trade and other receivables

Trade and other receivables consist of the following:

	June 30, 2025	December 31, 2024
	EUR	EUR
Trade receivables	1,724,583	344,362
Trade receivables – related parties	4,183	7,321
	1,728,766	351,683

The credit period on rendering service to non-related parties is based on ordinary course of business practices. Trade receivables are mainly made up of advertising, sponsorships, and naming rights.

Any loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. At the end of our reporting period, management considers the ECL for trade and other receivables is insignificant.

Note 11 — Deposits and prepayments

Deposits and prepayments consist of the following:

	June 30, 2025	December 31, 2024
	EUR	EUR
Deposits	3,415	(3,813)
Prepayments	67,275	23,469
	70,690	19,656

Prepayments consist mainly of the annual Directors’ and Officers’ insurance premium, professional service retainers, and league registration fees, while deposits represent refundable security deposits.

Note 12 — Trade and other payables

Trade and other payables consist of the following:

	June 30, 2025	December 31, 2024
	EUR	EUR
Current liabilities
Trade and other payables	6,516,787	1,302,613
Trade and other payables – related parties	384,299	162,180
Subtotal	6,901,086	1,464,793
Non-current liabilities
Trade and other payables	4,788,639	763
Subtotal	4,788,639	763
Total liabilities	11,689,725	1,465,556

Trade payables mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payables mainly represent accruals, VAT and other taxes payable.

As of June 30, 2025, the Company recognized a provision for risks and legal disputes totaling EUR380,000, which arose as part of the Juve Stabia acquisition and is included in Trade and other payables. The provision primarily relates to alleged commission claims by certain agents.

Note 13 – Loans Payable

Loans Payable

Loans payable consists of the following:

	June 30, 2025	December 31, 2024
	EUR	EUR

Unsecured – at amortized cost	54,426	9,463
Less current portion	(6,320)	(6,297)
	48,106	3,166

The 2024 balance includes a loan extended to Brera Milano during Covid to continue operations while the public could not attend events.

The balance also includes Juve Stabia’s non-current portion of a mortgage loan with BCC Bank amounting to EUR48,106 as of June 30, 2025. The Company obtained the loan under a medium-term financing agreement entered on July 23, 2020 for a total amount of EUR200.000. The loan bears interest at a floating rate, determined as 6-month Euribor (360-day basis) plus a spread of 5.5% plus variable interest during the year, with semi-annual repricing and instalment payments over a total term of 72 months. The maturity date of the loan is July 31, 2026. As of June 30 2025, the total outstanding principal was EUR54,426, of which EUR6,320 represents the current portion due within the next 12 months and EUR48,106 represents the non-current portion payable after June 30 2026 through maturity. No principal amounts are due beyond July 2026.

Loans Payable to Related Parties

Director Loans

In April 2023, we received an interest-free loan from Goran Pandev, one of our directors, in the amount of EUR76,554, which was to be repaid within one year and, accordingly, the loan was classified as a current liability on our Consolidated Statement of Financial Position at December 31, 2023. In November 2024, the loan was revised to be repaid no later than three years from its date of issuance. As such, as of June 30, 2025 and December 31, 2024, we have classified the loan as a non-current liability on our Consolidated Statement of Financial Position. The amount of imputed interest is immaterial. As of June 30, 2025, the loan balance increased to EUR79,018, primarily due to foreign currency translation adjustments. On June 30, 2025 Mr. McClory entered into a cancellation and exchange agreement, pursuant to which he cancelled loans in the amount of EUR42,662 in exchange for 8,000 of our Class A Ordinary Shares at a price of US$5.33 per share which was determined based on the 15-day volume-weighted average price (VWAP).

During the period from January 1, 2025 to June 30, 2025, Daniel Joseph McClory, the Company’s Executive Chairman, provided the Company with short-term loans totaling EUR2,144,173. These loans bear a fixed interest charge of EUR178,463, of which EUR72,783 had accrued and remained payable as of June 30, 2025. The outstanding principal balance of EUR2,144,173 is presented as a related-party loan on the Company’s Consolidated Statement of Financial Position as of that date.

As of June 30, 2025, the Company had an outstanding balance of EUR343,619 payable to its Juve Stabia shareholders. The loan is unsecured, interest-free, and does not have a fixed maturity date. Accordingly, the amount is presented as a current liability. The balance represents financial support provided by shareholders to fund ongoing operations, with repayment subject to the availability of future cash flows and at the discretion of the shareholders.

Note 14 — Contract liabilities and Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS –15 - Revenue from Contracts with Customers. The Company expects to recognize the entire amount of deferred revenue as revenue within the next 12 months, as the related matches, sponsorship activities, and other contracted events are performed during the 2025–2026 season. No material amounts are expected to remain unrecognized beyond June 30, 2026.

The Company receives grants and contributions from governmental bodies and sports federations to support its operational and development activities. These grants are recognized in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance. Income from such grants is recognized based on the satisfaction of performance obligations associated with the funding, i.e., when the related conditions or milestones under the grant agreements are fulfilled. Until the performance obligations are met, the unrecognized portion of the grants is presented as Contract liabilities and deferred revenue on the statement of financial position. Amounts recognized as income are recorded under “Other Income” in the statement of profit or loss. The Company expects to fully recognize the outstanding balance of these grants from contract liabilities to Other Income within the next 6-month period, as the underlying performance conditions are met during the end of 2025 financial year.

Following is a summary of the sources of contract liabilities and deferred revenue :

	June 30, 2025	December 31, 2024
	EUR	EUR
Deferred revenue - Sponsorship
SS Juve Stabia	169,000
Brera Milano	-	77,558
FKAP	-	15,000

Contract liabilities – Other Income (Grants)
FKAP	140,078	-
Total	309,078	92,558

Note 15 — Share capital and other reserves

The authorized share capital of the Company consists of the following:

1.	Ordinary shares - 30,000,000 shares of ordinary shares, with a nominal value of US$0.05 per share, of which 5,000,000 shares are designated Class A Ordinary Shares, nominal value US$0.05 per share, and 25,000,000 shares are designated Class B Ordinary Shares, nominal value US$0.05 per share. Class A Ordinary Shares are entitled to ten votes per share and Class B Ordinary Shares are entitled to one vote per share. The rights, including liquidation and dividend rights, of the holders of our Class A and Class B Ordinary Shares are identical except with respect to voting.

2.	Preferred shares - 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share, of which 10,000,000 shares are designated Series A Preferred Shares, nominal value US$0.005 per share and 2,500,000 are designated Series B Preferred Shares, nominal value US$0.005 per share

Shares Issued for Cash

Ordinary Shares

On June 17, 2025, the Company entered into subscription agreements with certain individual purchasers, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 207,407 Class B Ordinary Shares, US$0.05 nominal value per share (adjusted from 2,074,074 Class B Ordinary Shares, nominal value US$0.005 as a result of the reverse share split), in a registered direct offering, for aggregate gross proceeds of $1,400,000 (EUR1,219,620) or US$6.75 per share.

Series A Preferred Shares

During the six months ended June 30, 2025, the Company entered into private placement agreements with investors whereby we issued 186,400 Series A Preferred Shares at an offering price of US$5.00 per share for total gross proceeds of $932,000 (EUR795,222). Each Series A Preferred Share is convertible at the option of the shareholder into eight (8) Class B Ordinary Shares.

Series B Preferred Shares

During the six months ended June 30, 2025, the Company entered into private placement agreements with investors whereby we sold 41,391 units of our Series B Preferred Shares at an offering price of US$5.40. Each unit consisted of one Series B Preferred Share and a warrant to purchase a number of Class B Ordinary Shares equal to 10% of the number of Class B Ordinary Shares underlying the Series B Preferred Shares at US$13.50 per share. Total gross proceeds received in connection with these transactions were US$223,511 or EUR190,709. After deducting the estimated costs for share issuance, the net proceeds totaled US$200,540 or EUR169,688. Each Series B Preferred Share is convertible at the option of the shareholder into eight (8) Class B Ordinary Shares. There are 3,311 Class B Ordinary shares purchasable under the warrants.

Shares Issued for Services

During the six months ended June 30, 2025, the Company granted restricted stock units (“RSUs”) totaling 171,000 Class B Ordinary Shares, with a nominal value US$0.05 per share (adjusted from 1,710,000 Class B Ordinary Shares, nominal value US$ 0.005 as a result of the reverse share split) to fifteen individuals. Of these recipients, four were directors of the Company, who collectively received 50,000 shares. A total of 131,000 shares vested immediately upon grant, while the remaining 40,000 shares are subject to service-based vesting and will vest evenly annually over a three-year period. The weighted average fair market value of the shares was EUR6.49 per share.

During the six months ended June 30, 2024, we granted restricted stock units (“RSUs”) totaling 106,500 Class B Ordinary Shares, with a nominal value US$0.05 per share (adjusted from 1,065,000 Class B Ordinary Shares, nominal value US$ 0.005 as a result of the reverse share split) to twelve individuals. Share awards totaling 71,500 shares vest on the date of grant, shares totaling 5,000 shares vest on the first anniversary of the grant date, and shares totaling 30,000 shares vest in three equal annual installments beginning on the first anniversary of the grant date. On August 30, 2024, we entered into a Termination Agreement with an individual to whom we had granted a share award for 30,000 Class B Ordinary Shares. Under the agreement, the Company agreed to accelerate vesting of 5,000 of the awarded shares, and the individual agreed to surrender 25,000 of her awarded shares.

We valued the share awards based on the fair market value of our Class B Ordinary Shares on the dates of grant. During the six-month periods ended June 30, 2025 and 2024, we recorded general and administrative expenses of EUR920,398 or US$1,005,766 and EUR785,406 or US$843,448, respectively, based on the vesting periods of the share awards. As of June 30, 2025, there was EUR248,865 or US$271,947 unrecognized expense for unvested RSUs that are subject to service-based vesting and will vest evenly annually over a three-year period.

Share Options

In prior years, we granted options to purchase 25,000 of our Class B Ordinary Shares with a nominal value US$0.05 per share (adjusted from 250,000 Class B Ordinary Shares, nominal value US$ 0.005 as a result of the reverse share split) to five individuals who served as directors of the Company. The options are exercisable at US$20.00 per share, expire seven (7) years from the date of grant, and vest ratably over a three-year period beginning January 26, 2023. In May 2023, an individual who was granted options to purchase 5,000 shares resigned before any of his options vested and, accordingly, his options were forfeited.

As reported in prior years, the fair value of each share option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation for all five options totaling EUR638,688 (US$697,319). During the six-month periods ended June 30, 2025 and 2024, we recorded general and administrative expenses of EUR85,158 and EUR85,158, respectively in connection with these share options, representing the vested portion of the share options during that period.

Activity related to the share options is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	-	US$	-
Activity during the year ended December 31, 2023:
Options granted	25,000	US$	2.00
Options forfeited	(5,000)	US$	2.00
Outstanding, December 31, 2023	20,000	US$	2.00
Outstanding, December 31, 2024 (no activity)	20,000	US$	2.00
Outstanding, June 30, 2025 (no activity)	20,000	US$	2.00
Exercisable, June 30, 2025	13,333	US$	2.00	4.6	US$	0

Warrants

In prior years, we issued a 5-year warrant to purchase 10,500 Class B Ordinary Shares, with a nominal value US$0.05 per share (adjusted from 105,000 Class B Ordinary Shares, nominal value US$ 0.005 as a result of the reverse share split) to Revere Securities, LLC (“Revere”), the underwriter in our Initial Public Offering. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of US$50.00 per share. We valued the warrant using the Black-Scholes option pricing model and recorded EUR198,209 as an initial warrant liability and a charge to additional paid-in-capital on the issue date. Since a variable number of shares may be issued for this warrant under certain circumstances, IAS 32 required it be recorded as a financial liability. As of June 30, 2025 and 2024, we adjusted the fair value of the warrant liability using the Black-Scholes option pricing model to EUR25,469 and EUR51,364, respectively. During the six months ended June 30, 2025 and 2024, we recorded other income of EUR23,077 and other expense of EUR19,389, respectively, in the Consolidated Statement of Profit or Loss as a change in the fair value of the warrant liability.

During the six months ended June 30, 2025 and 2024, the assumptions used in determining the fair values of the warrant issued to Revere were as follows:

	June 30, 2025	June 30, 2024

Expected term in years	2.6 years	3.6 years
Risk-free interest rate	3.68%	4.33%
Annual expected volatility	137%	146%
Dividend yield	0.0%	0.0%

During the six months ended June 30, 2025, we issued the following warrants:

1.	In connection with the Series A Preferred Stock offering, warrants to purchase 1,305 Class B Ordinary Shares at US$50.00 per share were issued to several parties engaged to assist with the offering.

2.	To purchasers of units in connection with the Series B Preferred Stock offering, warrants to purchase 3,311 Class B Ordinary Shares at US$13.50 per share.

3.	In connection with the Series B Preferred Stock offering, warrants to purchase 290 Class B Ordinary Shares at US$54.00 per share were issued to several parties engaged to assist with the offering.

We examined the features of the warrants, including a cashless exercise feature to determine whether to account for the warrants as liabilities or equity. Following the guidance of IAS 32, paragraph 26, management considered the probability of the occurrence of contingent events and concluded that features are not genuine as the events are very unlikely to occur. Accordingly, we have classified the warrants as equity. The warrants to investors in the Series B Preferred Share offering were valued as described in the Shares Issued for Cash section above. We valued the warrants to placement agents using the Black-Scholes option pricing model at a total of EUR40,139.

The assumptions used in determining the fair values of the warrants issued during the six months ended June 30, 2025 are as follows:

Expected term in years	5 years
Risk-free interest rate	3.96% to 4.48%
Annual expected volatility	60%
Dividend yield	0.0%

Warrant assumption definitions are:

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant valuation grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price or the volatilities of similar entities, whichever is most appropriate.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Activity related to the warrants is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	10,535	US$	10.00
Granted during year ended December 31, 2023	10,500	US$	50.00
Outstanding, December 31, 2023	21,035	US$	29.97
Granted during year ended December 31, 2024	3,815	US$	50.00
Outstanding, December 31, 2024	24,850	US$	33.04	3.2	0.00
Granted during six months ended June 30, 2025:
For Series A Preferred Stock Offering	1,305	US$	50.00
For Series B Preferred Stock Offering – Units	3,311	US$	13.50
For Series B Preferred Stock Offering - Other	290	US$	54.00
Outstanding, June 30, 2025	29,756	US$	33.14
Exercisable, June 30, 2025	29,756	US$	33.14	3.3	0.00

Equity Incentive Plan

Effective October 26, 2022, our board of directors adopted the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder).

As of June 30, 2025, there are 1,170,000 shares available for future issuance under the Plan.

Note 16 — Revenue

Revenue	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	EUR	EUR
Revenue recognized at time of transaction
Player transfers	115,656	249,963
Ticketing
Store	1,990	5,805
Short-term leases for non-volley events	-	-
Revenue recognized over time
Sponsorships	66,678	141,457
Youth league	57,072
Others	32,134	63,736
Total revenue	273,530	460,961

Revenue – related parties	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	EUR	EUR
Revenue recognized at time of transaction
Player transfers	-	-
Ticketing	-	-
Store	-	-
Subsidies, grants and donations	-	-
Short-term leases for non-volley events	-	-
Revenue recognized over time	-	-
Sponsorships	-	7,391
Youth league	-	-
Others	-	23,848
Total revenue – related parties	-	31,239

For the six months ended June 30, 2025, all revenue was generated from sales transactions with independent third parties totaling EUR273,530 and with related parties totaling Nil. Comparatively, for the same period in 2024, revenue from independent third parties amounted to EUR460,961, while revenue from related parties amounted to EUR31,239. For both periods, the Company mainly generated revenues from advertising and sponsorships,, ticketing revenues and player transfer fees. They also generated revenues from training fees and youth leagues. Other revenues are mainly comprised of facility space rented out for other events, media rights, parking and marketing contracts.

One customer accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2025, representing 37% of the Company’s total revenue for that period. Trade receivables from this customer was EUR 60,821 as of June 30, 2025.

For the six months ended June 30, 2024, one customer accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2024, representing 40% of the Company’s total revenue.

As of and for the six months ended June 30, 2025, the Company’s top five customers and associated trade receivables were as follows

Customer	Revenue	Associated Trade Receivables
	EUR	EUR
Football Club Vardar AD Skopje	99,846	60,821
Calcagni SRL	22,238	8,880
Un Attimo in Forma	21,132	-
United media SARL	14,121	-
Association Development Center for Youth, Belgrade, Serbia,	9,985	-
Total	167,322	69,701

As of and for the six months ended June 30, 2024, the Company’s top five customers and associated trade receivables were as follows

Customer	Revenue	Associated Trade Receivables
	EUR	EUR
LLC FC Polissia	200,019	-
FK Shkendija Tetovo	49,944	8,880
United Media Sarl	24,005	-
Bertele’ eu SRL	21,969	7,808
Delta Bet Skopje	15,891	-
Total	311,828	16,688

Customer related parties
Edimen Srl	28,452	3,758
Circuito Lombardia	2,787	-
Total	31,239	3,758

Revenue by Geographic Region

Region	Revenue for the six months ended June 30, 2025	Revenue for the six months ended June 30, 2024
	EUR	EUR
Italy	126,887	194,444
North Macedonia	146,643	297,756
Total	273,530	492,200

Note 17 — Cost of revenue

Cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers.

	June 30, 2025	June 30, 2024
	EUR	EUR
Cost of revenue	8,704	28,263

During the six months ended June 30, 2025 and 2024, three and two suppliers accounted for over 10% of the Company’s total cost of revenue, representing 39% and 37%, respectively. Trade payables due to these suppliers is nil as of June 30, 2025.

Note 18 — Segment Reporting

Basis of Segmentation

The Group’s revenue is segmented based on distinct revenue streams to provide a better understanding of the sources of income. Below are the details of each segment and their respective revenue streams:

Segment 1: Sponsorships

This segment includes revenue generated from sponsorship agreements. The revenue is primarily derived from providing exposure to sponsors’ brands through promotional activities, event placements, free tickets, and participation rights in sponsored events.

Segment 2: Ticketing and Related Revenue

This segment encompasses revenue from:

●	Event Ticket Sales: Revenue from the sale of event tickets.

●	Short-term Leases for Non-Volleyball Events: Revenue from renting the arena for non-volleyball events hosted by UYBA.

●	Merchandise Sales: Revenue generated from the sale of branded merchandise.

●	Youth Training Programs: Revenue from youth training programs conducted during the sports season, typically spanning from September to October.

Segment 3: Player Transfers

This segment accounts for revenue generated from transferring players to other clubs.

Segment 4: Other Revenue

This segment includes various other revenue streams, such as consulting services, one-off events, and other similar activities.

Segment 5: Subsidies, Grants, and Donations

This segment includes revenue received through grants, subsidies, and donations. These are typically earned by meeting specific eligibility criteria, primarily by FKAP.

Segment-Specific Policies

Segment 1: Sponsorships

Revenue Stream: Sponsorship agreements.

Recognition: Revenue is recognized over time as performance obligations are satisfied. This includes exposure of sponsor brands through jerseys, event placements, promotional spots, and other agreed deliverables.

Performance Obligations: A single performance obligation is identified as the services are interdependent and delivered as a cohesive package throughout the contractual period.

Measurement: Progress is measured based on milestones such as matches played or events conducted, which directly link to the sponsor’s benefits.

Segment 2: Ticketing and Related Activities

Revenue Streams:

Stream 2: Event ticket sales.

Stream 3: Renting the arena for non-volleyball events.

Stream 4: Merchandise sales (store).

Stream 5: Youth training programs.

Recognition:

Ticket Sales: Revenue recognized at a point in time when the event occurs.

Arena Rentals: Revenue recognized over the rental period.

Merchandise Sales: Recognized at the point of sale when control transfers to the customer.

Youth Training: Recognized over the training program period.

Measurement: Transaction price is allocated based on observable stand-alone selling prices.

Segment 3: Player Transfers

Revenue Stream: Revenue from transferring players to other clubs.

Recognition: Revenue recognized at the point in time when control of the player’s registration rights is transferred.

Measurement: Based on the agreed transaction price in the transfer agreement.

Segment 4: Others

Revenue Streams: Consulting services, one-off events, and miscellaneous activities.

Recognition: Revenue is recognized either at a point in time or over time depending on the nature of the services provided.

Performance Obligations: These are identified based on the distinct services provided under each contract.

Segment 5: Subsidies, Grants, and Donations

Revenue Streams:

Grants and Subsidies: Received for specific purposes such as youth development or infrastructure.

Donations: General or specific purpose funding.

Recognition: Revenue recognized when eligibility criteria or conditions attached to the grant or subsidy are met.

Measurement: Based on the fair value of funds received or receivable.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the six months ended June 30, 2025 and 2024, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Six Months Ended June 30, 2025 (Net segment profit or loss)

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other income (expenses)	Segment Profit/(Loss)
Sponsorships	66,678	(1,022,122)	(955,444)	522,635	(432,809)
Ticketing, short-leases, store and youth league	59,062	(904,985)	(845,923)	462,934	(382,989)
Player Transfers	115,656	(1,784,011)	(1,668,355)	906,582	(761,773)
Others	32,134	(649,236)	(617,102)	251,876	(365,226)

	273,530	(4,360,354)	(4,086,824)	2,144,027	(1,942,797)

Six Months Ended June 30, 2024 (Net segment profit or loss)

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other income (expenses)	Segment Profit/(Loss)
Sponsorships	148,849	(997,014)	(848,165)	60,094	(788,071)
Ticketing, short-leases, store and youth league	5,805	(42,776)	(36,971)	2,344	(34,627)
Player Transfers	249,963	(1,674,291)	(1,424,328)	100,916	(1,323,412)
Others	87,583	(611,015)	(523,432)	35,358	(488,074)

	492,200	(3,325,096)	(2,832,896)	198,712	(2,634,184)

Segment Asset and liabilities balance as of June 30, 2025

Segment	Segment Assets	Segment Liabilities
Sponsorships	6,871,631	(9,806,111)
Ticketing, short-leases, store and youth league	6,086,749	(2,567,255)
Player Transfers	11,919,154	(5,167,184)
Others	3,311,632	(1,413,273)

	28,189,166	(18,953,823)

Segment Asset and liabilities balance as of December 31, 2024

Segment	Segment Assets	Segment Liabilities
Sponsorships	652,045	(1,543,646)
Ticketing, short-leases, store and youth league	127,603	(22,321)
Player Transfers	881,686	(171,955)
Others	3,939,049	(48,178)
Total Continuing Operations	5,600,383	(1,786,100)

Total Discontinued Operations	4,517,910	(4,513,596)
	10,118,293	(6,299,696)

Note 19 — General and administrative expenses

General and administrative expense consist of the following categories:

	June 30, 2025	June 30, 2024
	EUR	EUR
NON-RELATED PARTIES
Advertising and marketing expenses	92,204	168,772
Audit fees	235,655	196,571
Bad debts	198,100	—
Bank and other charges	13,514	5,787
Depreciation and amortization	63,339	41,980
Employee benefits	202,445	270,890
Expense related to contingent consideration	13,816	56,000
Foreign exchange loss	28,014	295
Freight and transportation	9,028	26,778
Insurance	52,586	58,358
Legal and professional fees	1,206,526	798,267
Office expenses	3,428	6,936
Office and administrative	680,252	41,390
Player management	546	1,275
Repairs and maintenance	2,192	—
Share-based expense (see Note 15)	798,500	—
Stamp duties and other taxes	466	456
Training and development	1,583	22,711
Travel and entertainment	65,995	191,632
Utilities and rent	51,427	46,389
	3,719,616	1,934,487

RELATED PARTIES
Advertising and marketing expenses	—	25,000
Director’s fees and emoluments	89,682	202,326
Credit losses	82,362	—
Legal and professional fees	196,843	257,975
Office and administrative	45,644	2,420
Share-based expense (see Note 15)	207,057	862,125
Travel and Entertainment expenses	1,760	—
Utilities and rent	8,686	12,500
	632,034	1,362,346

Note 20 — Other income

Other income – Other is EUR101,755 and EUR20,240 for the six months ended June 30, 2025 and 2024, respectively. The amount for the six months ended June 30, 2025 consists mainly of EUR151,739 from grant income offset by EUR72,783 finance costs incurred from related parties. The grant income includes €243,000 received from the Football Federation of Macedonia (FFM) and the Municipality of Strumica, which met the recognition criteria under IAS 20 as there were no unfulfilled conditions or specific performance obligations attached to the funds. The amount for the six months ended June 30, 2024 consists mainly of EUR178,472 from subsidies, grants and donation income. The Company recognized grant and donation income within “Other income” as these amounts are not related to the Company’s ordinary activities and are not subject to any specific performance obligations required to receive the funds.

In addition, during the six months ended June 30, 2025, the Company recognized other income of approximately EUR2,042,000, representing the fair value adjustment on its previously held interest in a newly consolidated subsidiary (Juve Stabia). Refer to Note 3 for further details on this transaction.

Note 21 — Basic and diluted loss per share

The Company computes net (loss) earnings per share of Ordinary Class A and Ordinary Class B shares using the two-class method. Basic net (loss) earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. Because the Company has reported a net loss for the six months ended June 30, 2025 and 2024, diluted net loss per common share is the same as basic net loss per common share for such periods as any dilutive shares during these periods would be anti-dilutive.

The numerical disclosures required under IAS 33 paragraphs 70–73, including the loss attributable to each class of ordinary shares, weighted-average shares, and per-share amounts for continuing and discontinued operations, are presented within the consolidated statement of profit or loss and other comprehensive income or loss.

Note 22 — Related parties

Amounts of Trade and Other Receivables and Trade and Other Payables due to or from related parties as of June 30, 2025 and December 31, 2024 are shown in the table below. Loans payable to related parties are disclosed elsewhere in these Interim Condensed Consolidated Financial Statements.

	June 30, 2025	December 31, 2024
	EUR	EUR
Trade and other receivables – related parties (Current)
Edimen Srl (owned by Gianluigi Vigano, ex-CEO of UYBA and Brera Milano)	3,758	3,091
Sutter Securities (Dan McClory, Executive Chairman of Brera Holdings)	425	480
Leonardo Aleotti (Director of SSD)	-	3,750
Total	4,183	7,321

Loan receivables – related parties (Current)
Sport for Life (Owned by Sasho Pandev, brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	301,047	279,424
Other	-	31,747
Total	301,047	311,171

Trade and other payables – related parties (Current)
Minerva Valuations (Owned by Abhi Mathews, a director and minority shareholder of Brera Holdings)	71,146	46,852
Pietro Bersani (Director and minority shareholder of Brera Holdings)	43,800	26,952
Alberto Libanori (Director and minority shareholder of Brera Holdings)	21,758	24,545
Christopher Gardner (Director and minority shareholder of Brera Holdings)	43,515	24,545
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	30,717	17,326
Sashko Pandev (Brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	2,494	1,620
Sports Center Pandev (Owned by Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	813	11,283
Abhi Mathews (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Boustead Securities)	853	-
Fabio Scacciavillani (Director of Brera Holdings)	3,982	-
Filippo Polcino (Chairman of Juve Stabia)	60,000	-
Linking SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA & Milano, services were terminated on Jul 31, 2024)	12,196	-
Aleotti Francesco (Brother of Leonardo Aleotti who is the director of SSD)	18,000	-
Leonardo Aleotti (Director of SSD)	3,750	-
Boustead Securities (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Boustead Securities)	3,415	-
Daniel Joseph McClory, Chairman- Accrued interest of shareholder loan	65,920	-
Pinehurst Partners LLC (Controlled by Daniel Joseph McClory)	1,940	-
DCS & PARTNER (Related to Francesca Duva, ex-CEO of Milano)	-	9,820
Total	384,299	162,943
Director loan – related party (Non-current)
Goran Pandev (Director and minority shareholder of Brera Holdings and minority shareholder of FKAP)
Total	79,018	76,554
	79,018	76,554

Shareholding

The company fulfilled its obligation to issue shares and issued 80,000 Class A shares to Daniel Joseph McClory ( Director and Executive Chairman of Brera Holdings).

As of June 30, 2025 and December 31, 2024, balances due from and due to related parties primarily represent net monetary advancements to or from the related parties for our Company’s normal course of business.

During the six months ended June 30, 2025 and 2024, the Company engaged the following related parties to provide goods and services, resulting in revenue transactions:

		June 30, 2025	June 30, 2024
Related party and relationship	Nature of Transaction	EUR	EUR
Edimen Srl (Owned by Gianluigi Vigano CEO of UYBA (Milano))	Sponsorship and other revenue	-	28,452
Circuito Lombardia (owned by Gianluigi Vigano, CEO of UYBA (Milano))	Sponsorship revenue	-	2,787
Total Revenue – related parties			31,239

During the six months ended June 30, 2025, the Company engaged the following related parties to provide services:

		June 30, 2025
Related party and relationship	Nature of Transaction	EUR
Abhishek Mathews (Director & minority shareholder of Brera Holdings)	Directors’ Fees	915
Abhishek Mathews (Director & minority shareholder of Brera Holdings)	Share based expenses	1,379
Alberto Libanori (Director & minority shareholder of Brera Holdings)	Directors’ Fees	23,336
Alberto Libanori (Director & minority shareholder of Brera Holdings)	Share based expenses	93,310
Boustead Securities, LLC (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Boustead Securities)	Legal and Professional Fees	5,491
Christopher Gardner (Director & minority shareholder of Brera Holdings)	Directors’ Fees	23,336
Christopher Gardner (Director & minority shareholder of Brera Holdings)	Share based expenses	21,290
Fabio Scacciavillani (Director of Brera Holdings)	Directors’ Fees	4,271
Goran Pandev (Director of Brera Holdings and minority FKAP shareholder)	Directors’ Fees	16,472
Goran Pandev (Director of Brera Holdings and minority FKAP shareholder)	Share based expenses	21,290
Minerva Valuations Inc. (Owned by Abhi Mathews, who is one of the directors and minority shareholder of Brera Holdings)	Legal and Professional Fees	39,541
Pierre Galoppi (Ex-CEO, director and minority shareholder for Brera Holdings (Resigned in Feb 2025))	Legal and Professional Fees	59,483
Pierre Galoppi (Ex-CEO, director and minority shareholder for Brera Holdings (Resigned in Feb 2025))	Share based expenses	40,228
Pietro Bersani (Director of the Company until June 5, 2025, and Chief Executive Officer and Chief Financial Officer effective June 5, 2025.)	Directors’ Fees	21,353
Pietro Bersani (Director of the Company until June 5, 2025, and Chief Executive Officer and Chief Financial Officer effective June 5, 2025.)	Legal and Professional Fees	30,504
Pietro Bersani (Director of the Company until June 5, 2025, and Chief Executive Officer and Chief Financial Officer effective June 5, 2025.)	Share based expenses	29,562

Sport For Life (Owned by Sasho Pandev, Brother of Goran Pandev who is one of the directors of Brera Holdings and minority FKAP shareholder)	Donation Expense	45,644
Brera Ilch Ngo (Contract to manage and rebrand the club, which includes providing financial assistance such as short-term loans and covering staff salaries.)	Bad Debt Expenses	82,362

		June 30, 2025
Related party and relationship	Nature of Transaction	EUR
Sashko Pandev (Brother of Goran Pandev who is one of the directors of Brera Holdings and minority FKAP shareholder)	Utilities and Rent	5,525
Sport For Life (Owned by Sasho Pandev, Brother of Goran Pandev who is one of the directors of Brera Holdings and minority FKAP shareholder)	Travel and Entertainment Expenses	36
Sports Center Pandev (Owned by Goran Pandev who is one of the directors of Brera Holdings and minority FKAP shareholder)	Travel and Entertainment Expenses	1,724
Sports Center Pandev (Owned by Goran Pandev who is one of the directors of Brera Holdings and minority FKAP shareholder)	Utilities and Rent	3,162
Antonio Velkovski (Board of Director (March 10, 2025 onwards))	Legal and Professional Fees	3,594
Aleotti Leonardo (Director of SSD)	Legal and Professional Fees	13,530
Aleotti Francesco (Brother of Leonardo Aleotti who is the director of SSD)	Legal and Professional Fees	33,821
Leonardo Aleotti (Brother of Leonardo Aleotti who is the director of SSD)	Legal and Professional Fees	9,000
Alexandra Terziski (Director for ZFK)	Legal and Professional Fees	1,875

Total General and administrative – related parties		€632,034

		June 30, 2025
Related party and relationship	Nature of Transaction	EUR
Daniel Joseph McClory (Chairman of Brera Holdings)	Finance costs - RP	70,703
Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory	Finance costs - RP	2,080
Goran pandev (Director of Brera Holdings and minority FKAP shareholder)	Income related to change in FV of Contingent Consideration	78
Total other income (expense) – related parties		€72,861

Other Transactions
Daniel Joseph McClory, Chairman of Brera Holdings and majority shareholder.	Loan provided to the company Brera Holdings PLC	2,046,050
Pinehurst Partners LLC (Controlled by Daniel Joseph McClory)	Loan provided to the company Brera Holdings PLC	98,123
XX Settembre Holding S.r.l. (Minority shareholder of SS Juve Stabia )	Loan provided to the company SS Juve Stabia	343,619
Boustead Securities, LLC (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Boustead Securities)	Issuance costs associated with the Series B share issuance have been recorded as a deduction from share capital.	15,257
Boustead Securities, LLC (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Boustead Securities)	Issuance costs associated with the Series A share issuance have been recorded as a deduction from share capital.	63,618
Sutter Securities (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Sutter Securities)	Issuance costs associated with the Series B share issuance have been recorded as a deduction from share capital.	4,343
Sutter Securities (Daniel Joseph McClory, Chairman of Brera Holdings, is CEO of Sutter Securities)	Issuance costs associated with the Series B share issuance have been recorded as a deduction from share capital.	448

		2,571,458

.

During the six months ended June 30, 2024, the Company engaged the following related parties to provide services:

Related party and relationship	Nature of Transaction	EUR
DCS & Partners (Related to Francesca Duva, CEO of Brera Milnao)	Legal and professional services	7,176
DCS & Partners (Related to Francesca Duva, CEO of Brera Milnao)	Rental expenses for office premises	12,500
Francesca Duva (CEO of Brera Milano)	Director’s fees	22,501
Gianluigi Vigano (CEO of Brera Milano)	Director’s fees	30,000
Linking Srl (Owned by Gianluigi Vigano, CEO of UYBA)	Consulting and marketing services.	25,000
Circuito Lombardia (owned by Gianluigi Vigano, CEO of UYBA)	Office supplies and administrative expenses	2,170
E-Work Holding and group of companies (Minority UYBA Shareholder)	Legal and professional services	14,576
E-Work Holding and group of companies (Minority UYBA Shareholder)	Office supplies and administrative expenses	250
Abhi Mathews (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
Abhi Mathews (Appointed as director for Brera Holdings in June 2024)	Legal and professional services	42,000
Alan Rothenberq (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
Alberto Libanori (Director of Brera Holdings)	Director’s fees	23,584
Alberto Libanori (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
Alessandro Aleotti (Minority shareholder)	Legal and professional services	44,723
Boustead Securities, LLC ( Daniel McClory is the CEO of this company and the chairman of Brera Holdings)	Legal and professional services	75,000
Christopher Paul Gardner (Director)	Directors’ Fees	23,584
Christopher Paul Gardner (Director of Brera Holdings)	Shares awarded as compensation for joining the Board of Advisors	95,260
Christopher Paul Gardner (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
Dicey Perrine (Minority shareholder)	Shares awarded as compensation for joining the company	55,530
Dicey Perrine (Minority shareholder)	Legal and professional services	52,500
Federico Pisanty (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
Giuseppe Pirola (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
Giuseppe Rossi (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
Goran Pandev (Director of Brera Holdings)	Directors’ Fees	16,647
Goran Pandev (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
Goran Pandev (Director of Brera Holdings)	Shares awarded as compensation	7,501
Maria Xing (Minority shareholder)	Shares awarded as compensation for joining the company	10,482
Maria Xing (Minority shareholder)	Legal and professional services	22,000
Marshall Geller (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
Massimo Ferragamo (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	99,884
Paul Tosetti (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
Pierre Galoppi (CEO of Brera Holdings)	Shares awarded as compensation for joining the company and interim CFO services	48,513
Pierre Galoppi (CEO of Brera Holdings)	Directors’ Fees	60,114
Pietro Bersani (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
Pietro Bersani (Director of Brera Holdings)	Directors’ Fees	25,895
Total General and administrative – related parties		1,362,346

Note 23- Continued Consideration

During the six months ended, the fair value of contingent consideration was reassessed based on a refinement of prior assumptions and updated contractual interpretation. The fair value of contingent consideration was remeasured to EUR118,000 of June 30, 2025.

Note 24 — Subsequent events

Nasdaq Compliance

On July 11, 2025, the staff of the Nasdaq Listing Qualifications Department (“Staff”) notified Brera Holdings PLC (the “Company”) that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) (this regained compliance, “Listing Rule Compliance,” and letter for such notification, “Nasdaq Notice”). For the ten consecutive business days between June 26, 2025 to July 10, 2025, the closing bid price of the Company’s Class B Ordinary Shares was $1.00 per share or greater. Previously, on July 16, 2024, the Staff had notified the Company that its Class B Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days, as required by the Listing Rules of The Nasdaq Stock Market.

Extraordinary General Meeting

On September 16, 2025, the Company held an extraordinary general meeting in which the following proposals were submitted to a vote of a quorum of the Company’s shareholders entitled to vote. Each proposal was passed.

1.	To approve the adoption of a new constitution for the Company, for and to the exclusion of the existing Constitution of the Company and all others to take effect immediately. The changes to the new Constitution are: (i) the authorized share capital will be as described in proposal 2; (ii) the definition of “Automatic Conversion Event” is updated to reflect that each Class A Ordinary Share shall be convertible into five (5) Class B Ordinary Shares pursuant to Article 3; (iii) Articles 3.1.3 and 3.1.4 is amended such that each Class A Ordinary Share is convertible into five (5) Class B Ordinary Shares; (iv) the authority conferred on the directors of the Company to allot shares is extended for an additional five (5) year period from the date of the EGM pursuant to Articles 6.3 and 6.4; (v) Article 51.1 will be amended such that the proscribed maximum number of directors will be fourteen; (vi) a director shall be removable from office by notice in writing served upon him signed by a majority of co-directors pursuant to Article 19.1.4; (vii) Article 27.6 will be amended such that three members shall constitute a quorum; (viii) the deposit of proxies by electronic format will be explicitly allowed in Article 29.7; and(ix) an erroneous duplication of the definition of “A Share Transfer” will be removed from Article 3.1.4.The proposal was approved as set forth below:

2.	To approve that the authorised share capital of the Company be increased from $1,750,000 divided into 5,000,000 Class A Ordinary Shares with a nominal value of $0.05 each, 25,000,000 Class B Ordinary Shares with a nominal value of $0.05 each and 50,000,000 preferred shares with a nominal value of $0.005 each to $501,750,000 by the creation of ten billion (10,000,000,000) new Class B Ordinary Shares with a nominal value of $0.05 each each ranking pari passu in all respects with existing Class B Ordinary Shares, with immediate effect.

3.	To approve that the pool of shares or share options available to be awarded to employees, consultants and directors pursuant to the Company’s 2022 Equity Incentive Plan be increased by an additional 5,000,000 Class B Ordinary Shares, subject always to the terms of the Company’s Equity Incentive Plan. The proposal was approved as set forth below:

PIPE Transaction

On September 18, 2025, the Company entered into several securities purchase agreements (the “Securities Purchase Agreements”) with certain accredited investors (the “PIPE Investors”) pursuant to which the Company agreed to sell and issue to the PIPE Investors in a private placement offering (the “PIPE Offering”) an aggregate of (i) a combination of 61,505,516 shares of the Company’s Class B Ordinary Shares, with a nominal value of $0.05 per share (the “Class B Ordinary Shares”), and Class B Ordinary Share purchase warrants (the “PIPE Common Warrants”) to purchase 61,505,516 Class B Ordinary Shares, at a combined offering price of $4.50 per Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share and (ii) a combination of pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase 5,161,152 Class B Ordinary Shares and PIPE Common Warrants to purchase 5,161,152 Class B Ordinary Shares, at a combined offering price of $4.45 per PIPE Pre-Funded Warrant to purchase one Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share.

The PIPE Common Warrants are immediately exercisable for 36 months at an exercise price of $6.75 per share. The PIPE Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the PIPE Pre-Funded Warrants issued in the PIPE Offering are exercised in full at an exercise price of $0.05 per share. Each PIPE Investor’s ability to exercise its PIPE Pre-Funded Warrants and PIPE Common Warrants, as applicable, in exchange for Class B Ordinary Shares is subject to certain beneficial ownership limitations set forth therein. On September 23, 2025, concurrently with the closing of the PIPE Offering, certain strategic advisors partially exercised a portion of the Strategic Advisor Pre-Funded Warrants previously granted under the Strategic Advisor Agreement. As a result of this partial exercise, the Company issued 3,333,330 Class B Ordinary Shares for total proceeds of $166,667. The warrants were exercised at an exercise price of $0.05 per share in accordance with their terms. The remaining Strategic Advisor Pre-Funded Warrants continue to be outstanding and are exercisable in accordance with the provisions of the Strategic Advisor Agreement.

The aggregate gross proceeds for the PIPE Offering is approximately $300 million, which amount was paid in cash, USD Coin, Tether, or SOL, the native cryptocurrency of Solana, a blockchain ecosystem, or a combination thereof.  Of the total $300 million raised in the PIPE Offering, approximately one-third was received in kind through digital assets, including SOL (the native cryptocurrency of Solana), as well as tokens from Kraken, Circle, and Tether, with the remaining two-thirds received in cash.

The Company intends to direct a portion of the funds secured into revenue-generating crypto infrastructure projects in the UAE, the first of which will be bare metal servers in Abu Dhabi configured to outperform typical DAT validator strategies.

In connection with the PIPE Offering, the Company entered into certain agreements and certain actions occurred as described below.

On 23 September 2025, the Company closed a PIPE transaction raising approximately USD 300 million. In line with this, the Company’s “strategic focus on the Solana ecosystem” refers to an updated treasury strategy to accumulate and hold SOL (the native token of the Solana network) and, where appropriate, to stake those holdings through third-party-operated validator infrastructure to earn yield intended to offset network inflation. These activities do not change the Group’s principal operations as an owner/operator of soccer teams. Effective October 3, 2025, the Company’s ordinary shares began trading on Nasdaq under the new ticker symbol “SLMT”; the Company intends to change its name to Solmate to reflect this strategy

Strategic Advisor Agreement

On September 18, 2025 (the “Effective Date”), the Company entered into a Strategic Advisor Agreement (the “Strategic Advisor Agreement”) with certain strategic advisors (the “Strategic Advisors”), pursuant to which the Strategic Advisors will provide the Company with strategic advice and guidance relating to the Company’s business, operations and growth initiatives, and industry trends in the crypto technology sector (the “Services”). In return for their Services, the Strategic Advisors will receive the following from the Company.

(i)	cash compensation equal to 1% per annum of the amount of the Company’s SOL Assets Under Management (“SOL AUM”) (as determined in accordance with the provisions of the Strategic Advisor Agreement) as of the anniversary date of the Effective Date of the applicable year, up to $1,000,000,000 of SOL AUM, and 0.5% per annum of the amount by which the Company’s SOL AUM as of the anniversary date of the Effective Date of the applicable year exceeds $1,000,000,000;

(ii)	pre-funded warrants (the “Strategic Advisor Pre-Funded Warrants”) to purchase a number of Class B Ordinary Shares equal to 10.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements (the “Strategic Advisor Pre-Funded Warrant Shares”);

(iii)	warrants (the “Strategic Advisor Common Warrants 1”) to purchase an amount of Class B Ordinary Shares equal to, in the aggregate, 50.0% of the aggregate number of Strategic Advisor Pre-Funded Warrant Shares; and

(iv)	warrants (the “Strategic Advisor Common Warrants 2”, and together with the Strategic Advisor Pre-Funded Warrants and the Strategic Advisor Common Warrants 1, the “Strategic Advisor Warrants”) to purchase, in the aggregate, an amount of Class B Ordinary Shares equal to 9.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements.

The exercise price per share of the Strategic Advisor Pre-Funded Warrants shall be set at a price equal to $0.05. The exercise price per share of the Strategic Advisor Common Warrants 1 shall be set at a price equal to $6.75. Half of the Strategic Advisor Pre-Funded Warrants are exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. The remaining half of the Strategic Advisor Pre-Funded Warrants are exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. Half of the Strategic Advisor Common Warrants 1 are exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until the five (5) year anniversary of the issuance thereof. The remaining half of the Strategic Advisor Common Warrants 1 shall be exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until the five-year anniversary of the issuance thereof. The Strategic Advisor Common Warrants 2 shall be exercisable pursuant to the following performance based metrics: (i) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $6.75 per share; (ii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $9.00 per share; and (iii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $11.25 per share (each, a “Performance Metric”). The exercise price per share of the Strategic Advisor Common Warrants 2 shall be equal to the closing market price of the Class B Ordinary Shares on the trading day on which the applicable Performance Metric is achieved. The Strategic Advisor Common Warrants 2 each have a term of five years from the date of issuance thereof.

The Company will also reimburse reasonable expenses reasonably and necessarily incurred by each of the Strategic Advisors in the course of providing the Services, including airfare, lodging and meals, subject to the Company’s receipt of documentation for such expenses reasonably satisfactory to the Company.

The Strategic Advisor Agreement has a term of ten (10) years; provided however, (i) the Company and any individual Strategic Advisor may terminate the Strategic Advisor Agreement upon mutual written consent executed by the Company and such Strategic Advisor, solely as it pertains to the engagement of such Strategic Advisor or (ii) the Company or any individual Strategic Advisor, solely with respect to itself, may terminate the Strategic Advisor Agreement at any time, effective immediately upon notice, if it has good cause for termination as set forth under the Strategic Advisor Agreement. At the date of execution, the Strategic Advisors were not directors of the Company. They were subsequently appointed to the Board of Directors. From their respective appointment dates onward, any fees, equity awards, or other transactions with these individuals are recognized and disclosed as related-party transactions in accordance with IAS 24. No related-party relationship existed at the execution date based solely on their status as Strategic Advisors.

The foregoing summaries of the Strategic Advisor Pre-Funded Warrants, the Strategic Advisor Common Warrants 1, the Strategic Advisor Common Warrants 2 and the Strategic Advisor Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibits 4.3, 4.4, 4.5 and 10.4, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Concurrent Securities Issuances

In connection with entering into the Securities Purchase Agreements, the Company entered into a Registration Rights Agreement (the “DM Registration Rights Agreement 2”) with certain entities owned and controlled by Daniel J. McClory (the “DM Entities”), our Executive Chairman, pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the PIPE Offering registering the resale of the Class B Ordinary Shares held by the DM Entities.

In connection with entering into the Securities Purchase Agreements, the Company entered into a Warrant Purchase Agreement (the “Investor Warrant Purchase Agreement”) with five investors (the “WPA Investors”), pursuant to which the Company will offer and sell a Class B Ordinary Share purchase warrant to purchase an aggregate of 622,080 Class B Ordinary Shares to the WPA Investors (the “WPA Investor Warrant”) for $6,221 (the “WPA Investor Purchase”). The closing of the WPA Investor Purchase is conditioned upon the occurrence of and will occur simultaneously with the closing of the PIPE Offering.

In connection with entering into the Investor Warrant Purchase Agreement, on September 23, 2025, the Company and WPA Investors entered into a Registration Rights Agreement (the “WPA Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the WPA Investor Purchase registering the resale of the Class B Ordinary Shares underlying the WPA Investor Warrant.

In connection with entering into the Securities Purchase Agreements, the Company entered into a Warrant Purchase Agreement (the “DM Warrant Purchase Agreement”) with an entity (the “DM Purchaser”) owned and controlled by Daniel J. McClory, the current Executive Chairman of the Company, pursuant to which the Company will offer and sell a Class B Ordinary Share purchase warrant to purchase 200,000 Class B Ordinary Shares to the DM Purchaser (the “DM Warrant”) for $2,000 (the “DM Warrant Purchase”). The closing of the DM Warrant Purchase is conditioned upon the occurrence of and will occur simultaneously with the closing of the PIPE Offering.

In connection with entering into the DM Warrant Purchase Agreement, on September 23, 2025, the Company and the DM Purchaser entered into a Registration Rights Agreement (the “DM Registration Rights Agreement 1”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the DM Warrant Purchase registering the resale of the Class B Ordinary Shares underlying the DM Warrant.

The Company completed a number of equity transactions resulting in a significant increase in the number of Class B Ordinary Shares outstanding. During this period, 233,800 and 400,000 Class A Ordinary Shares were converted into Class B Ordinary Shares, in accordance with the Company’s amended constitution, which provides for a five-for-one conversion ratio. In addition, 711,400 Series A Preferred Shares were converted into 569,120 Class B Ordinary Shares, with 35,000 Series A Preferred Shares remaining outstanding as of the date of this report. The Company also issued 120,598 Series B Preferred Shares for net proceeds of $599,102, after which all outstanding Series B Preferred Shares, including those newly issued, were converted into 131,821 Class B Ordinary Shares, resulting in a nil balance for the Series B Preferred class.

In relation to the PIPE offering mentioned above, the Company issued 61,505,516 Class B Ordinary Shares for total gross proceeds of 270,853,119 USD. Concurrently with the PIPE closing, certain strategic advisors partially exercised Strategic Advisor Pre-Funded Warrants, resulting in the issuance of 3,333,330 Class B Ordinary Shares for proceeds of $166,667. Additional Class B Ordinary Shares were issued in connection with the cashless exercise of various warrants, including 604,380 shares under the Investor Warrant Purchase Agreement, 194,334 shares under a Warrant Purchase Agreement with an entity controlled by D. McClory, 5,958,695 shares under warrants held by Boustead & Company Limited, and 93,887 shares under warrants held by Boustead Securities, Inc. The Company also issued 6,971 shares upon the exercise of placement agent warrants.

During September 2025, the Company issued an aggregate of approximately 249,000 Class B Ordinary Shares to various consultants, directors, and advisors of the Company and its subsidiaries as consideration for services rendered. These issuances included 143,000 shares to consultants, 74,500 shares to directors and officers of the Company, 15,000 shares to directors of subsidiaries, and 16,500 shares to Ross Carmel pursuant to a retainer agreement.

The Company converted 711,400 shares of Series A Preferred Stock into 569,120 Class B Ordinary Shares. Following the conversion, 20,000 Series A Preferred Shares remain outstanding. In addition, the Company issued 120,599 Series B Preferred Shares for net proceeds of $599,102 and subsequently converted all outstanding Series B Preferred Shares (including those newly issued) into 131,821 Class B Ordinary Shares. Following the conversion, no Series B Preferred Shares remain outstanding.

On September 23, 2025, the Board of Directors of the Company appointed Marco Santori as Chief Executive Officer and Dr. Fabio Scacciavillani as Chief Financial Officer, both effective immediately.

On October 21, 2025, S.S. Juve Stabia, a subsidiary of Brera Holdings PLC, was placed under judicial administration by the Naples court following an investigation into alleged organized crime infiltration affecting certain external suppliers. The current ownership and management are not accused of wrongdoing. The club remains operational under court supervision, and management is assessing the implications of this matter.

On October 22, 2025, the Company entered into a “Waiver and Consent” agreement with certain holders of its registrable securities (those holding at least 50.1% of the outstanding Registrable Securities under the Registration Rights Agreement dated September 18, 2025). Under the Waiver and Consent, the Company’s obligation to file its initial resale registration statement with the U.S. Securities and Exchange Commission (“SEC”) by the originally agreed filing date is waived, and the deadline is extended to the 60th calendar day following the Closing Date as defined in the Registration Rights Agreement.